Q4 2015	Fourth Quarter Report
for the fiscal year ended March 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following annual management’s discussion and analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the fiscal year ended March 31, 2015. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2015, we mean our fiscal year ended March 31, 2015. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean United States (“U.S.”) dollars. Certain amounts in our MD&A may not add up due to rounding. All percentages, however, have been calculated using unrounded numbers. is a registered trademark in Canada, the United States and in member countries of the European Union. SMART Board®, SMART Response™, SMART Notebook™, SMART Notebook Advantage™, SMART Meeting Pro™, kapp™, LightRaise™, SMART Table®, SMART Podium™, SMART Exchange™, SMART Document Camera™, SMART Sync™, Bridgit®, SMART Room System™, SMART amp™, smarttech™, the SMART logo and all SMART taglines are marks, common law or registered, of SMART Technologies Inc. in the United States of America (the “United States”) and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our audited consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of America and the Bank of Canada.

	Period End Rate	Period Average Rate
Year-ended March 31, 2015	1.2677	1.1387
Year-ended March 31, 2014	1.1060	1.0535
Year-ended March 31, 2013	1.0162	1.0011

This MD&A includes forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements that include the words “expanding”, “expect”, “increase”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education and enterprise markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the education and enterprise markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements, as discussed more fully in the sections “Risks Related to Our Business” and “Capital Structure Risks”. These risk factors and assumptions include, but are not limited to, the following:

•	our ability to maintain sales to the education market that is in decline;

•	sales of our new products may not be sufficient to offset the decline in the education market;

•	our ability to successfully manufacture, distribute and market kapp;

•	competition in our industry;

•	our ability to successfully execute our strategy to grow in the enterprise market;

•	our ability to successfully execute our strategy to monetize software;

•	possible changes in the demand for our products;

•	shifts in product mix from interactive whiteboards to interactive flat panels;

•	difficulty in predicting our sales and operating results;

•	our substantial debt could adversely affect our financial condition;

•	our ability to raise additional funds, manage cash flow, foreign exchange risk and working capital;

•	changes to our business model;

•	our ability to enhance current products and develop and introduce new products;

•	the potential negative effect of product defects;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to establish new relationships and to build on our existing relationships with our resellers and distributors;

•	the potential negative effect of disruptions of certain business functions provided by third parties;

•	the potential negative effects of system failures or cybersecurity attacks;

•	our ability to attract, retain and motivate qualified personnel;

•	the continued service and availability of a limited number of key personnel;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	the development of the market for interactive learning and collaboration products;

•	our ability to grow our sales in foreign markets;

•	our ability to manage risks inherent in foreign operations;

•	our ability to manage our systems, procedures and controls;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to protect our brand;

•	our ability to achieve the benefits of strategic partnerships;

•	our reliance upon a strategic partnership with Microsoft;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to manage, defend and settle litigation; and

•	other factors mentioned in the section entitled “Risk Factors.”

Overview

SMART Technologies Inc. is one of the leading providers of technology solutions that are redefining the way the world works and learns. SMART solutions include interactive large-format displays, collaboration software and services that enable highly interactive, engaging and productive teaching, learning and work experiences in schools and workplaces around the world. SMART is differentiated by complete, integrated solutions that are easy to use. We introduced the world’s first interactive whiteboard in 1991, and we remain the global leader in the interactive display market with over 3.1 million interactive displays shipped to date. Our focus is on developing a variety of easy-to-use solutions that combine interactive displays with robust software solutions in order to free people from their desks and computer screens, making collaboration and learning digitally more natural and engaging. We sell our solutions to schools and enterprises globally. In the education market, our solutions have transformed teaching and learning in over 2.8 million classrooms worldwide, reaching over 69 million students and teachers based on an assumed average classroom size of 24 students. In the enterprise market, our solutions improve the way people work and collaborate, enabling them to be more productive and reduce costs.

We offer a number of interactive display products, including SMART Board interactive whiteboards and interactive flat panels, the kapp digital capture board, LightRaise interactive projectors, the SMART Table interactive learning center and the SMART Podium. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink, and save and distribute work. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. Our interactive displays serve as the focal point of a broad classroom and meeting-room technology platform. kapp is a modern replacement for traditional dry-erase boards and flip charts that enables users to capture and digitally share information in high-quality formats. We augment our interactive displays with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our enterprise solutions facilitate collaborative decision making with industry-leading interactive displays, intuitive software and other high-quality components, including cameras, microphones and speakers.

The dynamic of the education market for interactive displays varies on a geographical basis. In North America and Western Europe, other technology spending priorities and high classroom penetration rates have led to a decline in interactive display demand, which is only beginning to be offset by an early-stage replacement and upgrade cycle. Education customers have begun transitioning from interactive whiteboards to interactive flat panels due to the superior user experience, driven by better touch, higher image quality, durability and usability, and the fact that the total cost of ownership over time is less than that of an interactive whiteboard and projector combination. The enterprise market is in the early stages of the product adoption curve. With low interactive display penetration rates in meeting rooms, and an increasing focus on effective collaboration in organizations, we believe there is a large opportunity for our enterprise solutions.

With the increasing utilization of mobile devices and digital content, technology in classrooms is evolving, and this evolution has provided several opportunities for SMART. Educators and administrators face the challenge of uniting various classroom technologies and devices without significant cost and complexity. SMART has an opportunity to provide hardware and software that helps to alleviate these difficulties by unifying disparate content and devices. With a large and loyal user base, we are well positioned to expand and monetize our software and service offerings, as well as capture replacement and upgrade cycles in interactive display hardware and software when they occur. SMART amp is our cloud-based software-as-a-service solution for the education market that connects any digital device, including interactive displays, PCs, laptops, tablets, or smart phones, thus enabling teachers and students to collaborate in real time through in-class assessment, connect to share digital work spaces, and interact with web-based learning materials, regardless of location or device. The hosting of the software in the cloud eliminates costs associated with supporting numerous proprietary operating systems and applications. Since we began monetizing our software offerings in April 2014, SMART Notebook, our industry-leading software that we offer with our interactive displays, and SMART Notebook Advantage, our maintenance and upgrades offering, have begun building a high-margin recurring revenue stream. The total addressable market for SMART Notebook Advantage is large, given that we have seen more than 6.5 million downloads of updated versions of SMART Notebook since the launch of Notebook 11 in April 2012.

For enterprise market customers, we offer premium interactive displays and software solutions that facilitate collaborative efforts and can ultimately drive improved business results. Our core solutions for enterprise customers also include the SMART Room System for Microsoft Skype for Business®, our purpose-built solution that brings Microsoft Skype for Business into the meeting room, and interactive flat panels with our proprietary SMART Meeting Pro software, which offers best-in-class whiteboarding, inking on any format and collaborative sharing of large amounts of complex data, allowing knowledge workers to mark-up and save on any content, on any device, from any location. The proportion of our sales generated from our enterprise solutions is growing, and we believe the market opportunity for our enterprise solutions is significant. However, we are in the early stages of the product adoption curve.

In addition to our traditional collaboration solutions, in the fall of 2014, we launched kapp – a revolutionary new product that we believe will disrupt the market for traditional dry-erase boards. It provides the ability to digitally capture, save and share dry-erase marker ink – a true walk-up-and-use collaboration experience, with no IT involvement required. In May 2015, we announced kapp iQ, which combines the simplicity of kapp’s “walk up and use” white boarding with an added multi-way, multi-device collaborative experience.

With innovative solutions and technology leadership, a large installed base in education and an extensive and growing distribution network, we believe that we are well-positioned to capitalize on the technology trends in the education and enterprise markets.

Our portfolio of products has expanded over the past year to include several new products, including the SMART Board 4000 Value and 6000 Series interactive flat panels, the SMART Board M680 and the SMART Notebook 2015 for the education market; the SMART Board 8000 series interactive flat panels and the SMART Support Services Portfolio for the enterprise market; and the revolutionary kapp 42” and 84” digital capture boards and the kapp Premium Services for both markets.

Reportable Segments

In fiscal 2013, the Company announced a plan to move to a new organizational structure to improve efficiency, execution and customer experience. The Company is currently organized based on differences in type of customer. The Education and Enterprise segments provide interactive displays and related hardware, software and services focusing on education and enterprise customers. The NextWindow segment provided desktop and large format interactive display components. The Company’s reportable segments are based on its organizational structure and the internal management information reviewed by its Chief Operating Decision Maker (“CODM”). The Company’s CODM has been identified as its Chief Executive Officer, who reviews internal management information to make decisions about allocating resources and to evaluate segment performance. The CODM evaluates the performance of the reportable segments based on revenue and Adjusted EBITDA. At the end of fiscal 2015, the Company completed a reorganization which combined the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments will be centralized at the corporate level. As a result, we do not expect to have multiple reportable segments in the first quarter of fiscal 2016.

Highlights

•

Revenue decreased by $96 million from $589 million in fiscal 2014 to $493 million in fiscal 2015. Adjusted Revenue decreased by $127 million from $558 million in fiscal 2014 to $431 million in fiscal 2015. Gross margin percentage was 42% in fiscal 2014 compared to 47% in fiscal 2015. Adjusted Gross Margin percentage remained flat at 39% for both fiscal 2014 and fiscal 2015. Adjusted EBITDA decreased by $40 million from $74 million in fiscal 2014 to $34 million in fiscal 2015.

•

In April 2014, we announced the resignation of two of our directors and the resulting change in share structure. Commensurate with the resignations of our founders, Mr. Martin and Ms. Knowlton, all of the issued and outstanding Class B Shares were automatically converted into single vote Class A Subordinate Voting shares. The Company no longer has any issued and outstanding Class B shares that carry multiple voting privileges and no further Class B shares are permitted to be issued by the Company. The Class A Subordinate Voting Shares have been re-designated as Common Shares.

•

In the first quarter of fiscal 2015, we implemented additional cost reduction measures with the objective of improving our operating efficiencies. The restructuring plan included a change in Education sales staffing and business focus for specific regions within our Europe, Middle East and Africa (“EMEA”) operations and a reorganization of our North American sales team, to a leaner organizational structure with additional reliance placed on key channel partners. We accrued $2 million in employee termination and other restructuring costs related to the restructuring plan in the first quarter of fiscal 2015.

•

At the end of fiscal 2015, we completed a reorganization which combined the existing Education and Enterprise segments, effective April 1, 2015. The restructuring plan includes outsourcing of our information technology function. The restructuring plan is expected to be substantially completed in the second quarter of fiscal 2016. We accrued $4 million in employee termination and other restructuring costs related to the restructuring plan in the fourth quarter of fiscal 2015.

Sources of Revenue and Expenses

Revenue

We generate our revenue from the sale of interactive technology products and solutions, including hardware, software and services. Our distribution and sales channel for education products includes resellers in North America and distributors in Europe, Middle East and Africa (“EMEA”), Caribbean, Latin America and Asia Pacific regions. For our enterprise products, we use a distributor model globally. We complement and support our sales channel with sales and support staff who work either directly with prospective customers or in coordination with our sales channel to promote and provide products and solutions that address the needs of the end-user. Revenue is recognized at the time we transfer the risks and rewards to our sales channel according to contractual terms. Our current practice usually involves multiple elements including post-contract technical support, and future unspecified software upgrades and updates on a when-and-if-available basis. Revenue from product sales is allocated to each element based on relative fair values with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized ratably over the estimated term of provision of these elements. In fiscal 2014, we decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized.

Cost of Sales

Our cost of sales are primarily comprised of the cost of materials and components purchased from our suppliers, cost from contract manufacturers, inventory provisions and write offs, warranty costs, product transportation costs and other supply chain management costs. Standard warranty periods on interactive displays extend up to five years and on other hardware products up to three years. At the time product revenue is recognized, an accrual for estimated warranty costs is recorded as a component of cost of sales based on historical estimates for similar products. This is adjusted over time as actual claims experience data is obtained. In instances where specific product issues are determined outside of the normal warranty estimates, additional provisions are recorded to address the specific item. Depreciation of assembly equipment is included in cost of sales.

Selling, Marketing and Administration Expenses

Our selling and marketing expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, customer support, advertising, trade shows and other promotional activities. We offer various cooperative marketing programs to assist our sales channel to market and sell our products which are included as part of selling and marketing expenses. Our administration expenses consist of costs relating to people services, information systems, legal and finance functions, professional fees, insurance, stock-based compensation and other corporate expenses.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related expenses for software and hardware engineering and technical personnel as well as materials and consumables used in product development. We incurred most of our research and development expenses in Canada and United States, and are eligible to receive Scientific Research and Experimental Development (“SR&ED”) investment tax credits for certain eligible expenditures. Investment tax credits are netted against our provision for income taxes for financial statement presentation purposes.

Interest Expense

Interest expense consists of interest on our outstanding long-term debt, credit facility, capital lease obligation and the amortization of deferred financing fees.

Foreign Exchange Gains & Losses

We report our financial results in U.S. dollars allowing us to assess our business performance in comparison to the financial results of other companies in the technology industry. Our Canadian operations and marketing support subsidiaries around the world have the Canadian dollar as their functional currency. Our U.S. and New Zealand operating subsidiaries have the U.S. dollar as their functional currency and our Japanese operating subsidiary has the Japanese Yen as its functional currency. We completed the wind down of our Japanese subsidiary in fiscal year 2015. The financial results of these operating subsidiaries are converted to Canadian dollars for consolidation purposes and then the Canadian consolidated financial results are converted from Canadian dollars to U.S. dollars for reporting purposes.

Our foreign exchange exposure is primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar-denominated assets and liabilities, including our external debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies and our Canadian dollar-denominated operating expenses. Gains and losses on our U.S. dollar-denominated debt prior to its maturity or redemption are non-cash in nature.

Results of Operations

Revenue

The following table shows the revenue and Adjusted Revenue by reportable segments for each of the last two years. Effective in fiscal 2015 the Company moved to a new organizational structure with three reportable segments, compared to fiscal 2013 and 2014 where the Company reported under a single segment. As a result of the changes to our organizational structure, we have not presented our fiscal 2013 segment results because we have determined that it is impracticable to do so as discrete financial information for these segments is not available for fiscal 2013. For more information about changes in our segment reporting and the financial results and performances of each of our segments, please see “—Restructuring Costs” and Note 16 to our audited consolidated financial statements.

	2015	Change	2014	Change	2013
Revenue by segment
Education	$395.2	(10.1)%	$439.7	N/A	N/A
Enterprise	91.5	(2.7)%	94.0	N/A	N/A
NextWindow	6.2	(88.8)%	55.5	N/A	N/A

	$492.9	(16.3)%	$589.2	(0.0)%	$589.4

Adjusted Revenue(1) by segment
Education	$334.6	(18.4)%	$409.8	N/A	N/A
Enterprise	90.5	(2.7)%	93.1	N/A	N/A
NextWindow	6.2	(88.8)%	55.5	N/A	N/A

	$431.3	(22.8)%	$558.4	(5.2)%	$588.9

(1)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

Total revenue decreased by $96 million in fiscal 2015 compared to fiscal 2014. When we introduced SMART Notebook Advantage in the third quarter of fiscal 2014, we reduced the support period, and effectively the revenue deferral period, for previously sold software. This change in accounting estimate impacted the Education segment. The change in deferred revenue, primarily due to the change in accounting estimate, positively impacted revenue by $62 million in fiscal 2015 and $31 million in fiscal 2014. Adjusted Revenue decreased by $127 million in fiscal 2015 compared to fiscal 2014.

Education revenue decreased by $44 million in fiscal 2015 compared to fiscal 2014. The change in deferred revenue positively impacted revenue by $61 million in fiscal 2015 and $30 million in fiscal 2014. Education Adjusted Revenue decreased by $75 million in fiscal 2015 compared to fiscal 2014, primarily due to lower revenue from the sale of interactive whiteboards and projectors, interactive projectors and attachment products, partly offset by strong period-over-period increases in revenue from interactive flat panels and software. The year-over-year Education revenue continued to be impacted by high penetration rates in our core markets and competition for budget dollars from other classroom technologies, such as tablets and network infrastructure.

Enterprise revenue decreased by $3 million in fiscal 2015 compared fiscal 2014. The change in deferred revenue positively impacted revenue by $1 million in both fiscal 2015 and fiscal 2014. Enterprise Adjusted Revenue decreased by $3 million in fiscal 2015 compared to fiscal 2014. The year-over-year decline was primarily due to lower revenue from interactive whiteboards partly offset by strong sales of interactive flat panels and services.

NextWindow revenue and Adjusted Revenue decreased by $49 million in fiscal 2015 compared to fiscal 2014. While sales of optical touch components were exceptionally strong in fiscal 2014, the year-over-year decline in the optical touch sensor market for desktop display resulted in our decision to exit this market and wind down our NextWindow segment. Sales ceased in the second quarter of fiscal 2015.

Total revenue remained flat in fiscal 2014 compared to fiscal 2013. The change in deferred revenue, primarily due to the change in accounting estimate discussed above, positively impacted revenue by $31 million in fiscal 2014. The change in deferred revenue had no material impact on revenue in fiscal 2013. Adjusted Revenue decreased by $31 million in fiscal 2014 compared to fiscal 2013.

For fiscal 2014, revenue from our education solutions was negatively impacted by high penetration rates in our core markets, macroeconomic pressures and competition for budget dollar from other classroom technologies, such as tablets. The annual decline in our education solutions revenue was offset by increases in our enterprise solutions revenue and sales of our optical touch components. Sales of SMART Room Systems and interactive flat panels as a part of our enterprise solutions were strong in the second half of fiscal 2014.

	2015	Change	2014	Change	2013
Revenue by geographic location
North America	$293.4	(11.0)%	$329.6	(11.7)%	$373.1
Europe, Middle East and Africa	152.6	(8.7)%	167.1	0.5%	166.2
Rest of World	47.0	(49.2)%	92.5	84.7%	50.1

	$492.9	(16.3)%	$589.2	(0.0)%	$589.4

Adjusted Revenue(1) by geographic location
North America	$257.6	(17.3)%	$311.4	(16.4)%	$372.7
Europe, Middle East and Africa	132.7	(15.5)%	157.1	(5.4)%	166.1
Rest of World	41.1	(54.3)%	89.9	79.6%	50.0

	$431.3	(22.8)%	$558.4	(5.2)%	$588.9

(1)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

The revenue for each of the past three years in North America and Europe, Middle East and Africa were negatively impacted by declines in the Education segment. Rest of World in fiscal 2014 was positively impacted by strong sales of our optical touch components.

In fiscal 2015, revenue was negatively impacted by foreign exchange movements of approximately $8 million compared to the prior year, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and the Euro. In fiscal 2014, revenue was positively impacted by foreign exchange movements of approximately $2 million compared to the prior year, primarily as a result of the weakening of the U.S. dollar against the Euro, partly offset by the strengthening of the U.S. dollar against the Canadian dollar.

Gross Margin

	2015	Change		2014(1)	Change		2013(1)
Gross margin	$231.9	(6.9)%		$249.1	(6.7)%		$266.9
Gross margin percentage	47.0%	4.8	pt	42.3%	(3.0	)pt	45.3%
Adjusted Gross Margin (2)	$170.3	(22.0)%		$218.3	(18.1)%		$266.4
Adjusted Gross Margin percentage(2)	39.5%	0.4	pt	39.1%	(6.2	)pt	45.2%

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period presentation.
(2)	These are non-GAAP measures. See “Non-GAAP measures” section for additional information.

Gross margin decreased by $17 million in fiscal 2015 compared to fiscal 2014. The change in deferred revenue, primarily due to the change in accounting estimate as discussed previously, positively impacted gross margin by $62 million in fiscal 2015 and $31 million in fiscal 2014. Adjusted Gross Margin decreased by $48 million in fiscal 2015 compared to fiscal 2014 due to lower Adjusted Revenue as discussed previously. For fiscal 2015, the year-over-year Adjusted Gross Margin percentage remained flat.

Gross margin decreased by $18 million in fiscal 2014 compared to fiscal 2013. The change in deferred revenue positively impacted gross margin by $31 million in fiscal 2014. The change in deferred revenue had no material impact on gross margin in fiscal 2013. Adjusted Gross Margin decreased by $48 million in fiscal 2014 compared to fiscal 2013 due to lower Adjusted Revenue as discussed previously. For fiscal 2014, the decline in year-over-year Adjusted Gross Margin percentage was a result of the increased revenue from our optical touch components and interactive flat panels, which generate lower gross margin percentages than interactive whiteboards.

Gross margin was negatively impacted by foreign exchange movements of approximately $6 million in fiscal 2015 compared to fiscal 2014, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and the Euro which negatively impacted our revenue and positively impacted our cost of sales. Gross margin was positively impacted by approximately $3 million in fiscal 2014 compared to fiscal 2013, primarily as a result of the year-over-year weakening of the U.S. dollar against the Euro, which positively impacted our revenue, and the year-over-year strengthening of the U.S. dollar relative to the Canadian dollar, which negatively impacted our revenue and positively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expense

	2015	Change		2014(1)	Change		2013(1)
Selling, marketing and administration	$103.6	(11.2)%		$116.7	(33.8)%		$176.2
As a percent of revenue	21.0%	1.2	pt	19.8%	(10.1	)pt	29.9%
As a percent of Adjusted Revenue(2)	24.0%	3.1	pt	20.9%	(9.0	)pt	29.9%

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period presentation.
(2)	These are non-GAAP measures. See “Non-GAAP measures” section for additional information.

The decrease in selling, marketing and administration expenses in fiscal 2015 and fiscal 2014 compared to respective prior years was due to the impact of the restructuring activities which resulted in reductions in discretionary spending and compensation costs. As the majority of our selling, marketing and administration expenses are incurred in Canadian dollars, these expenses were positively impacted by foreign exchange movements of approximately $6 million in fiscal 2015 and $3 million in fiscal 2014 compared to the respective prior years, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar.

Research and Development Expenses

	2015	Change		2014(1)	Change		2013
Research and development	$43.6	8.3%		$40.3	(17.5)%		$48.8
As a percent of revenue	8.8%	2.0	pt	6.8%	(1.4	)pt	8.3%
As a percent of Adjusted Revenue (2)	10.1%	2.9	pt	7.2%	(1.1	)pt	8.3%

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period presentation.
(2)	These are non-GAAP measures. See “Non-GAAP measures” section for additional information.

The increase in fiscal 2015 compared to fiscal 2014 was due to increased investment in the development of new products and technologies. The decrease in fiscal 2014 compared to fiscal 2013 was primarily driven by workforce reductions related to the fiscal 2013 December restructuring. Research and development expenses were positively impacted by foreign exchange movements of approximately $3 million fiscal 2015 and $2 million in fiscal 2014 compared to the respective prior years, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar.

Depreciation and Amortization

	2015	Change	2014	Change	2013
Depreciation and amortization of property and equipment	$11.3	(31.1)%	$16.4	(22.8)%	$21.2
Amortization of intangible assets	$0.1	(99.7)%	$22.4	133.7%	$9.6

The decrease in depreciation and amortization of property and equipment in fiscal 2015 and fiscal 2014 compared to the respective prior years was due to decreases in capital expenditures and certain capital assets becoming fully depreciated, as well as the wind-down of NextWindow operations.

In fiscal 2014, the decline in the optical touch sensor market for desktop displays resulted in our decision to wind down the NextWindow operations. As a result, we accelerated the amortization of the related intangible assets.

Restructuring Costs

	2015	Change	2014	Change	2013
Restructuring costs	$6.1	3.7%	$5.9	(71.6)%	$20.8

(a)	Fiscal 2015 March restructuring

At the end of fiscal 2015, the Company completed a reorganization which combined the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments will be centralized at the corporate level. As a result, we do not expect to have multiple reportable segments in the first quarter of fiscal 2016. The restructuring plan includes outsourcing of the Company’s information technology function. The restructuring plan is expected to be substantially completed in the second quarter of fiscal 2016.

(b)	Fiscal 2015 restructuring

In the first quarter of fiscal 2015, we implemented cost reduction measures with the objective of improving operating efficiencies. The restructuring plan included changes in Education sales staffing and business focus for specific regions within the Europe, Middle East and Africa operations, and a reorganization of the North American sales team, to a leaner organizational structure with additional reliance placed on key channel partners. The restructuring plan was substantially completed in the second quarter of fiscal 2015.

(c)	Other restructuring activities

Other fiscal 2012 to fiscal 2014 restructuring activities included the closure of the Ottawa business location, the exit of the optical touch sensor business for desktop displays and restructuring of NextWindow, increased focus on target markets, streamlined corporate support functions, cost reductions, and the outsourcing of interactive display assembly operations to contract manufacturers.

Impairment of Goodwill

	2015	Change	2014	Change	2013
Impairment of Goodwill	$—	N/A	$—	(100.0)%	$34.2

In fiscal 2013, the continuing decline of both our share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. Based on the results of the second step of the goodwill impairment test, it was concluded that the full carrying value of goodwill was impaired. Based on the impairment test, we recorded a goodwill impairment charge of $34 million. We considered as part of the impairment test at the time the recoverable amount of our other long-lived assets and concluded that these assets were not impaired.

Impairment of Property and Equipment

	2015	Change	2014	Change	2013
Impairment of Property and Equipment	$—	N/A	$—	(100.0)%	$2.2

In fiscal 2013, we concluded that the carrying amount of certain assets was not recoverable and recorded an impairment charge of $2 million, primarily related to discontinued information system projects.

(Gain) loss on sale of long-lived assets

	2015	Change	2014	Change	2013
(Gain) loss on sale of long-lived asset	$(0.1)	(98.0)%	$(4.2)	N/A	$0.1

In fiscal 2014, we recorded a gain on the sale of long-lived assets of $4 million, primarily related to the sale of several internally generated intangible assets to a third party.

Non-Operating Expenses (Income)

	2015	Change	2014	Change	2013
Interest expense	$20.0	(6.9)%	$21.4	68.1%	$12.8
Foreign exchange loss	$11.1	12.1%	$9.9	98.0%	$5.0
Other income	$(0.7)	(6.2)%	$(0.8)	92.6%	$(0.4)

	$30.4	(0.8)%	$30.6	76.1%	$17.4

Interest Expense

In the second quarter of fiscal 2014, we entered into the Term loan. The decrease in interest expense in fiscal 2015 compared to fiscal 2014 was due to deferred financing fees expensed in the prior-year period, partially offset by higher interest payments on the Term loan in fiscal 2015. The increase in interest expense in fiscal 2014 compared to fiscal 2013 was due to deferred financing fees associated with the early repayment of our previous first lien facility (the “First lien facility”) in the second quarter of fiscal 2014. The higher interest payments incurred under the Term loan and additional interest expense associated with the capital lease obligation further contributed to the increase.

Foreign Exchange Loss

For fiscal 2015, the change in foreign exchange loss is primarily related to the unrealized loss on the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. For fiscal 2014, the change in foreign exchange loss primarily related to the unrealized loss on the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars, partially offset by the settlement of the debt and the revaluation of higher U.S. dollar- denominated cash. During fiscal 2015, the U.S dollar strengthened by 14.6% against the Canadian dollar from CDN$1.1060 to CDN$1.2677, compared to 8.8% strengthening against the Canadian dollar from CDN$1.0162 to CDN$1.1060 during fiscal 2014.

Provision for Income Taxes

	2015	Change		2014	Change		2013
Provision for income taxes	$12.9	2,371.7%		$0.5	(105.8)%		$(9.0)
Effective tax rate	34.8%	32.3	pt	2.5%	(11.7	)pt	14.1%

The increase in income tax expense in fiscal 2015 compared to fiscal 2014 was due to the increase in income, unrealized foreign exchange losses, the increase in valuation allowance, and the reduction in Scientific Research and Experimental Development (“SR&ED”) tax credits. The increase in tax expense in fiscal 2014 compared to fiscal 2013 was primarily due to the increase in income, decrease in goodwill impairment and release of valuation allowance in fiscal 2014. The tax provision also includes investment tax credits of $3 million, $5 million and $6 million in fiscal 2015, 2014 and 2013, respectively.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We have not provided for deferred income taxes on the difference between the carrying value of substantially all of our foreign subsidiaries and their corresponding tax basis, as the earnings of those subsidiaries are intended to be permanently reinvested in their operations. As such, these investments are not anticipated to give rise to income taxes in the foreseeable future. If such earnings are remitted, in the form of dividends or otherwise, we may be subject to income taxes and foreign withholding taxes.

Adjusted EBITDA by segment

The following table shows the Adjusted EBITDA by reportable segments for each of the last two years. Effective in fiscal 2015 we moved to a new organizational structure with three reportable segments compared to fiscal 2013 and 2014 where we reported under a single segment. As a result of the changes to our organizational structure, we have not presented our fiscal 2013 segment results because we have determined that it is impracticable to do so as discrete financial information for these segments is not available for fiscal 2013. For more information about changes in our segment reporting and the financial results and performances of each of our segments, please see “—Restructuring Costs” and Note 16 to our audited consolidated financial statements.

	2015	Change	2014	Change	2013
Adjusted EBITDA(1) by segment
Education	$99.2	(30.9)%	$143.5	N/A	N/A
Enterprise	11.5	(28.6)%	16.1	N/A	N/A
NextWindow	3.4	(35.7)%	5.3	N/A	N/A
Corporate(2)	(79.7)	(11.8)%	(90.4)	N/A	N/A

	$34.4	(53.8)%	$74.4	52.5%	$48.8

(1)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.
(2)

Certain corporate level activity is not allocated to segments, including research and development, corporate marketing expenses, general and administrative costs such as management, finance, legal, information systems and human resources, and restructuring costs.

The decrease in Education Adjusted EBITDA in fiscal 2015 compared to fiscal 2014 was due to lower revenue as discussed previously.

The decrease in Enterprise Adjusted EBITDA in fiscal 2015 compared to fiscal 2014 was due to lower revenue, as discussed previously, and higher operating expenses due to investments in sales and marketing.

The decrease in NextWindow Adjusted EBITDA in fiscal 2015 compared to fiscal 2014 was primarily due to lower revenue as a result of the wind-down.

The increase in Adjusted EBITDA in fiscal 2014 compared to fiscal 2013 was due to lower operating expenses, which were partly offset by lower Adjusted Revenue.

Non-GAAP measures

As used in this MD&A, “GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time. This MD&A discloses certain financial measures, such as Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, and Adjusted Net Income.

We define Adjusted Revenue as revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, adjusted for the following items: foreign exchange gains or losses, net change in deferred revenue balances, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income, and gains or losses related to the sales of long-lived assets.

We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue, amortization of intangible assets, impairment of goodwill, impairment of property and equipment, gains or losses related to the liquidation of foreign subsidiaries, and gains or losses related to the sale of long-lived assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations, and you should therefore not place undue reliance on them.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, discussed in Note 1(k) in the consolidated financial statements, we chose to use the non-GAAP measures, Adjusted Revenue and Adjusted Gross Margin. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business after removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral, amortization of intangible assets and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not affected by the change in accounting estimate related to revenue recognition.

We compensate for the inherent limitations associated with using Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income to the most directly comparable GAAP measures: revenue, gross margin and net income (loss).

The following table shows the reconciliation of revenue to Adjusted Revenue and gross margin to Adjusted Gross Margin in millions of dollars:

	2015	2014	2013
Adjusted Revenue
Revenue	$492.9	$589.2	$589.4
Deferred revenue recognized—accelerated amortization	(61.6)	(33.8)	—
Net change on remaining deferred revenue	—	3.0	(0.5)

Adjusted Revenue	$431.3	$558.4	$588.9

Adjusted Gross Margin
Gross margin	$231.9	$249.1	$266.9
Deferred revenue recognized—accelerated amortization	(61.6)	(33.8)	—
Net change on remaining deferred revenue	—	3.0	(0.5)

Adjusted Gross Margin	$170.3	$218.3	$266.4

Certain reclassifications have been made to prior periods’ figures to conform to the current period presentation.

The following table shows the reconciliations of net income (loss) to Adjusted Net Income and Adjusted EBITDA in millions of dollars and basic and diluted earnings (loss) per share to Adjusted Net Income per share:

	2015	2014	2013
Net income (loss)	$24.1	$20.5	$(54.5)
Adjustments to net income (loss)
Amortization of intangible assets	0.1	22.4	9.6
Foreign exchange loss	11.1	9.9	5.0
Change in deferred revenue(1)	(61.6)	(30.8)	(0.5)
Stock-based compensation	5.9	3.6	3.3
Costs of restructuring(2)	6.1	5.9	21.2
Impairment of goodwill	—	—	34.2
Impairment of property and equipment	—	—	2.2
Gain on liquidation of foreign subsidiary(3)	(0.4)	—	—
(Gain) loss on sale of long-lived assets	(0.1)	(4.2)	0.1

	(38.9)	6.8	75.0
Tax impact on adjustments(4)(5)	(15.0)	0.1	8.5

Adjustments to net income (loss), net of tax	(23.9)	6.7	66.5

Adjusted Net Income	0.2	27.3	12.0
Additional adjustments to net income (loss)
Income tax (recovery) expense(6)	(2.1)	0.6	(0.3)
Depreciation in cost of sales	5.4	9.5	3.7
Depreciation of property and equipment	11.3	16.4	21.2
Interest expense	20.0	21.4	12.8
Other income(3)	(0.3)	(0.8)	(0.4)

Adjusted EBITDA	34.4	74.4	48.8

As a percent of revenue(7)	8.0%	13.3%	8.3%
Adjusted Net Income per share
Earnings (loss) per share—basic	$0.20	$0.17	$(0.45)
Adjustments to net income (loss), net of tax, per share	$(0.20)	$0.06	$0.55

Adjusted Net Income per share—basic	$0.00	$0.23	$0.10

Earnings (loss) per share—diluted	$0.19	$0.16	$(0.45)
Adjustments to net income (loss), net of tax, per share	$(0.19)	$0.06	$0.55

Adjusted Net Income per share—diluted	$0.00	$0.22	$0.10

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)	Includes $21 million of restructuring costs and inventory write-offs that were recorded in cost of sales in the Company’s consolidated statement of operations in fiscal 2013.
(3)	Included in Other income in the consolidated statement of operations.
(4)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss is the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. When we closed our credit facility refinancing on July 31, 2013, the rate was 1.03 Canadian dollars per U.S. dollar. Prior to that date, our U.S. dollar-denominated debt was originally incurred at a rate of 1.05 Canadian dollars per U.S. dollar. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(5)	Prior periods’ figures have been adjusted to reflect a change in the tax treatment of the change in deferred revenue.
(6)

Income tax expense (recovery) of $13 million (2014 – $1 million; 2013 – $(9) million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net Income of $15 million for the year ended March 31, 2015 (2014 – $0 million; 2013 – $(9) million).

(7)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly financial information and non-GAAP measures for each of the eight most recent quarters, including the quarter ended March 31, 2015. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares and per share amounts.

	2015				2014
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$99.6	$126.6	$129.2	$137.5	$124.2	$158.0	$151.1	$155.9
Gross margin	49.4	57.1	62.5	62.9	52.2	67.7	62.8	66.4
Net (loss) income	(9.6)	9.3	12.3	12.1	(3.6)	4.0	10.8	9.2
(Loss) earnings per share
Basic	$(0.08)	$0.08	$0.10	$0.10	$(0.03)	$0.03	$0.09	$0.08
Diluted	$(0.08)	$0.07	$0.10	$0.10	$(0.03)	$0.03	$0.09	$0.07
Non-GAAP measures:
Adjusted Revenue	$84.4	$110.7	$113.4	$122.8	$108.7	$143.4	$150.4	$155.9
Adjusted Gross Margin	34.1	41.3	46.7	48.2	36.7	53.1	62.1	66.4
Adjusted EBITDA	0.4	10.4	13.3	10.3	3.2	19.2	24.5	27.5
Adjusted Net (Loss) Income	(6.3)	1.7	5.0	(0.3)	(5.8)	9.0	7.2	16.9
Adjusted Net (Loss) Income per share
Basic	$(0.05)	$0.01	$0.04	$(0.00)	$(0.05)	$0.07	$0.06	$0.14
Diluted	$(0.05)	$0.01	$0.04	$(0.00)	$(0.05)	$0.07	$0.06	$0.13

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

Liquidity and Capital Resources

As of March 31, 2015, we held cash and cash equivalents of $54 million, in addition to our asset-based loan credit facility (the “ABL”) which was undrawn. Our primary sources of cash flow are sales of our hardware and software products. We believe that ongoing operations and associated cash flow, in addition to our cash resources and ABL, will provide sufficient liquidity to support our business operations for at least the next 12 months. Although we had $18 million of net cash provided by operating activities in fiscal 2015, we used $13 million of net cash in operating activities in the fourth quarter of fiscal 2015. In addition, we expect to use a significant portion of our available liquidity to bring kapp to market. If our sales to the education market continue to decline, and the sales of our new products, particularly kapp and interactive flat panels, into all markets are not sufficient to offset that decline, our liquidity may be materially and adversely affected. See “Risk Factors – Sales of our new products may not be sufficient to offset the decline in our education sales, and if sales of new products are not sufficiently robust, our liquidity may be materially and adversely affected.”

As of March 31, 2015, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
Term loan, net of unamortized debt discount of $4.4 million	July 31, 2013	Jan 31, 2018	LIBOR + 9.25%	$106.5 million

In July 2013, the Company closed its credit facility refinancing. The Company entered into a four-and-a-half year, $125.0 million senior secured term loan (the “Term loan”) and a four-year, $50.0 million ABL. The Term loan bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25%, and is amortizing at 7.5% per annum during the first two-and-a-half years of the term and 10% per annum in the last two years. The ABL bears interest at LIBOR plus 2.5% and was undrawn as of March 31, 2015. The balance of the First lien facility was repaid in full in July 2013.

All debt and credit facilities are denominated in U.S. dollars.

The following table shows a summary of our cash flows provided by operating activities, investing activities and financing activities for the periods indicated:

	2015	2014	2013
Net cash provided by operating activities	$17.7	$29.6	$70.3
Net cash (used in) provided by investing activities	$(6.6)	$69.1	$(19.4)
Net cash used in financing activities	$(10.3)	$(180.6)	$(3.3)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased in fiscal 2015 compared to fiscal 2014. The decrease was primarily due to a decrease in period-over-period revenue as discussed previously, partially offset by a net decrease in working capital.

Net cash provided by operating activities decreased in fiscal 2014 compared to fiscal 2013. The decrease was attributable to a net increase in year-over-year working capital, partially offset by higher operating income. The increase in working capital in fiscal 2014 was primarily related to increasing inventory and accounts receivable, partially offset by collection of income taxes recoverable.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased in fiscal 2015 compared to fiscal 2014. The decrease was primarily due to lower capital expenditures in fiscal 2015 and proceeds received from the sale of our global headquarters building in fiscal 2014.

Net cash provided by investing activities in fiscal 2014 increased from net cash used in investing activities in fiscal 2013. The increase was primarily due to proceeds received from the sale of our global headquarters building in fiscal 2014 and the sale of long-lived assets, partially offset by a decrease in capital expenditures.

Net Cash Used in Financing Activities

In fiscal 2015 we repaid $9 million of our Term loan. In fiscal 2014 we closed our credit facility refinancing, entered into a $125 million senior secured Term loan and repaid the balance of the First lien facility in full.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of March 31, 2015:

Fiscal year ended March 31,	2016	2017	2018	2019	2020 and thereafter	Total
Operating leases	$2.1	$1.9	$1.9	$1.6	$1.6	$9.1
Capital lease	4.7	4.7	4.7	5.0	77.6	96.7
Long-term debt repayments
Long-term debt principal	10.2	12.5	88.3	—	—	110.9
Future interest obligations on long-term debt	11.5	10.2	7.5	—	—	29.2
Purchase commitments	63.1	3.3	2.8	—	—	69.2

Total	$91.5	$32.6	$105.2	$6.7	$79.2	$315.2

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The capital lease commitment relates to our headquarters building and represents our minimum capital lease payments (including amounts representing interest) under the lease agreement and management fees.

Long-term debt commitments represent the minimum principal repayments required under the Term loan and the ABL.

Our purchase commitments are for finished goods from contract manufacturers, as well as certain information systems management and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at March 31, 2015. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

Legal Proceedings

We are involved in various claims and litigation from time to time arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in our favor and we are not able to make any determination with respect to the amount of any damages that might be awarded against us in connection with such matters, we do not currently believe that the outcome of such claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should we be required to act under such agreements, it is expected that no material loss would result.

Off-Balance Sheet Arrangements

As of March 31, 2015, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures

As of March 31, 2015, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the President and Chief Executive Officer and the VP, Finance and Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material affect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of March 31, 2015, the Company’s internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting as of March 31, 2015, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with our audited financial statements for the year ended March 31, 2015.

Changes in Internal Control Over Financial Reporting

During fiscal 2015, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could affect our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the effect of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss on the consolidated statements of operations.

For fiscal 2015, our net income would have decreased by approximately $5 million with a 10.0% depreciation in the average value of the Canadian dollar compared to the U.S. dollar, primarily as a result of our

U.S. dollar-denominated debt, our U.S dollar denominated revenue and our Canadian dollar denominated operating expenses. Our net income would have decreased with a 10.0% depreciation in the average value of the Euro compared to the U.S. dollar by approximately $5 million, primarily as a result of revenue denominated in Euros.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rate. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. In the past, we partially mitigated this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt, and we may continue to do so in the future. Our current practice is to use interest rate derivatives without hedge accounting designation. We currently have not entered into any interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 1, “Basis of presentation and significant accounting policies”, to our consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation and purchase commitments, warranty costs, income taxes, restructuring costs and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management.

Revenue Recognition

Revenue consists primarily of the sale of hardware and software. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is reasonably assured. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred. In the case of integrated hardware and software products, we recognize revenue in accordance with general revenue recognition accounting guidance. This includes the sale of (i) hardware products (e.g. SMART’s interactive displays and related attachment products); (ii) software bundled with hardware that is essential to the functionality of the hardware; and (iii) post-contract customer support which includes technical support for the life of the product and when-and-if-available upgrades. We recognize revenue in accordance with industry specific software accounting guidance for the following types of sales transactions: (i) stand-alone sales of software products and post-contract customer support; and (ii) sales of software bundled with hardware not essential to the functionality of the hardware. Amounts invoiced and cash received in advance of meeting these revenue recognition criteria are recognized as deferred revenue.

For multiple-element arrangements that include tangible products containing software essential to the tangible product’s functionality and undelivered software elements relating to the tangible product’s essential software, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of fair value, or VSOE; (ii) third-party evidence of selling price, or TPE; and (iii) estimate of the selling price, or ESP.

For SMART’s interactive displays and SMART Notebook and SMART Meeting Pro software which is essential to its operation, prior to September 24, 2013, we may have from time to time provided future unspecified software upgrades and features free of charge to customers. We have identified three deliverables generally contained in arrangements involving the sale of interactive displays. The first deliverable is the hardware. The second deliverable is the software license essential to the functionality of the hardware device delivered at the time of sale. The third deliverable is post-contract customer support, which includes the customer of the interactive display receiving, on a when-and-if available basis, future unspecified software upgrades and features relating to the product’s essential software and unlimited customer support for both the hardware and software. Because we have neither VSOE nor TPE for the three deliverables, the allocation of revenue has been based on ESP. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided all the conditions for revenue recognition have been met. Amounts allocated to the technical support services and unspecified software upgrades are deferred and recognized on a straight-line basis over the estimated term of provision. All product cost of sales, including estimated warranty costs, are generally recognized at the time of sale. Costs for research and development and sales and marketing are expensed as incurred.

Our process for determining the ESP for deliverables without VSOE or TPE involves management’s judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. This view is primarily based on the fact that we are not obligated to provide upgrades at a particular time or at all, and do not specify to customers which upgrades or features will be delivered in the future. Key factors considered in developing the ESP for SMART Notebook and SMART Meeting Pro software include our historical pricing practices, the nature of the upgrades (i.e. unspecified and when-and-if available), and the relative ESP of the upgrades as compared to the total selling price of the product.

If the facts and circumstances underlying the factors considered change or should future facts and circumstances lead us to consider additional factors, our ESP for software upgrades, updates and customer support related to future interactive display sales could change in future periods.

Change in accounting estimate

Prior to September 24, 2013, amounts allocated to technical support services and unspecified software upgrades in multi-element arrangements were deferred and recognized on a straight-line basis over the estimated life of the related hardware of seven years. As a result of the introduction of Notebook Advantage, an annual maintenance and upgrade program which became mandatory April 2014, we ceased our past practice of providing technical support services and upgrades over the life of a product. At the time of the announcement in September 2013, we reassessed the estimated period that support services and unspecified software upgrades were expected to be provided for sales occurring prior to that date. We concluded that the support period for these sales is expected to end on March 31, 2015 and therefore decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. No further changes in estimate were made since September 2013. We determined that this adjustment was a change in accounting estimate and accounted for the change prospectively commencing from September 24, 2013. For fiscal year 2015, the effect of this change on operating income and net income was an increase of $38 million and $28 million (2014 – $20 million and $15 million) respectively and the impact on earnings per share was $0.23 and $0.22 (2014 – $0.13 and $0.12) on a basic and diluted basis.

We record reductions to revenue for estimated commitments related to reseller and distributor incentive programs, including sales programs and volume-based incentives. For reseller and distributor incentive programs, the estimated cost of these programs is recognized at the date the product is sold. Additionally, certain reseller and distributor incentive programs are based on annual sales targets and require management to estimate the expected sales levels based on market conditions. Our estimates are based on experience and the specific terms and conditions of particular incentive programs. If a reseller or distributor misses its sales target significantly in relation to our estimate we would be required to record a change to the estimate, which would favorably impact our revenue and results of operations.

Inventory Valuation and Inventory Purchase Commitments

Components and finished goods for our products must be ordered to build inventory in advance of product shipments. We record a write-down for inventories of components and products which have become obsolete or are in excess of anticipated demand or net realizable value. We perform detailed reviews of inventory that consider multiple factors including demand forecasts, product life cycle status, product development plans, current sales levels and component cost trends. If the future demand or market conditions for our products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, we may be required to record additional write-downs, which would negatively affect our results of operations in the period when the write-downs are recorded.

Consistent with industry practice, we acquire components and finished goods through a combination of purchase orders, supplier contracts and open orders based on projected demand information. These commitments typically cover our requirements for periods ranging from 30 to 150 days. If there were an abrupt and substantial decline in demand for one or more of our products, or an unanticipated change in technological requirements for any of our products, we may be required to record additional accruals for cancellation fees that would negatively affect the results of operations in the period when the cancellation fees are identified and recorded.

Warranty Costs

We provide for the estimated cost of hardware warranties at the time the related revenue is recognized based on historical and projected warranty claim rates, historical and projected cost-per-claim and knowledge of specific product failures that are outside of our typical experience. Each quarter, we evaluate our estimates to assess the adequacy of our recorded warranty liabilities considering the size of the installed base of products subject to warranty protection and adjust the amounts if necessary. In instances where specific product issues are determined outside of the normal warranty estimates, additional provisions are recorded to address the specific item. If actual product failure rates or repair costs differ significantly from our estimates, revisions to the estimated warranty liability would be required and could negatively affect our results of operations.

Income Taxes

We record a tax provision for the anticipated tax effect of the reported results of operations. In accordance with GAAP, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We recognize and measure uncertain tax positions in accordance with GAAP, whereby we only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

We use the flow-through method to account for investment tax credits earned on eligible scientific research and experimental development expenditures. We apply judgment in determining which expenditures are eligible to be claimed. Under this method, investment tax credits are recognized as a reduction to income tax expense.

We enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which we operate could seek to tax a greater share of income than has been provided for. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining our consolidated tax provision and accruals for interest and penalties associated with the resolution of these audits. These may have a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

We believe it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the deferred tax assets. In the event that we determine all or part of the net deferred tax assets are not realizable in the future, we make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws in multiple jurisdictions. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our financial condition and operating results.

Restructuring Costs

Employee termination benefits associated with an exit or disposal activity are accrued when the liability is both probable and reasonably estimable provided that the Company has a history of providing similar severance benefits that meet the criteria of an on-going benefit arrangement. If no such history exists, the costs are expensed when the termination benefits are paid. Contract termination costs are recognized and measured at fair value when the Company ceases using the rights under the contract. Other associated costs are recognized and measured at fair value when they are incurred.

Legal and Other Contingencies

We are subject to a number of legal proceedings and claims arising out of the conduct of our business. See a discussion of our litigation matters under “Contractual Obligations, Commitments, Guarantees and Contingencies – Guarantees and Contingencies”, which is incorporated herein by reference. In accordance with GAAP, we record a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated. However, the outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Should we fail to prevail in any of these legal matters or should several legal matters be resolved against us in the same reporting period, the operating results of a particular reporting period could be materially adversely affected.

Risks Related to Our Business

Our sales to the education market are in decline and may continue to decline.

In fiscal 2015, over 80% of our revenue came from the education market. Our future sales of interactive displays to the education market in developed markets may continue to slow or decrease further as a result of differing budget priorities, competition and market saturation in those countries. See “– Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, or other factors such as technology innovations or mandated national education standards, may have a material adverse effect on our revenue” and “– We operate in a highly competitive industry.” Futuresource estimates that as of December 31, 2014, approximately 60% of classrooms in the United States and 98% of classrooms in the United Kingdom already have an interactive display. As a result of these high levels of penetration, the education market for interactive displays in those countries may have reached saturation levels. Future sales growth in those markets and other developed markets with similar penetration levels may, as a result, be difficult to achieve, and our sales of interactive displays may decline in those countries. Futuresource estimates that interactive whiteboard sales will decrease through 2018 in the education market.

We are seeing an early-stage replacement and upgrade cycle of education customers transitioning from interactive whiteboards to interactive flat panels, and we rely heavily on this cycle to grow our sales of interactive flat panels in the education market. We cannot be certain that the adoption rate will be sufficiently fast to offset the decline in interactive whiteboard sales in the education market. Furthermore, we cannot be certain that we will be able to compete successfully against our current and future competitors to capture a share in the replacement and upgrade cycle when it occurs to sufficiently offset the decline in interactive whiteboard sales. See “– We face risks related to the shift in our product mix from interactive whiteboards to interactive flat panels and interactive projectors, including a decline in gross margin percentages.”

If we are unable to replace the revenue and earnings we have historically derived from sales of interactive displays to the education market in these developed markets, whether through sales of additional products, sales of new products, sales of replacement products, sales in other markets, sales in the enterprise market or otherwise, our business, financial condition and results of operations may be materially adversely affected.

Also, if we are unable to replace the decline in revenue in these developed markets with sales in developing markets, our business, financial condition and results of operations may be materially adversely affected. See “– We face significant challenges growing our sales in foreign markets.”

Sales of our new products may not be sufficient to offset the decline in our education sales, and if sales of new products are not sufficiently robust, our liquidity may be materially and adversely affected.

We are in the midst of a challenging turnaround, with our revenues having declined from $790 million in fiscal 2011 to $493 million in fiscal 2015, driven primarily by declines in our sales to the education market, including declines in sales of our legacy interactive whiteboard products. See “– Our sales to the education market are in decline and may continue to decline.” Our strategy is to stabilize our revenues through the introduction of several new solutions for the education and enterprise markets, including interactive flat panels, kapp, SMART Room Systems, the soon-to-be-launched kapp iQ and our education software products. In fiscal 2015, the revenue from these products was not sufficient to offset the revenue decline from interactive whiteboards, which are primarily sold to the education market. We cannot be certain that the future sales of our new products, particularly kapp and interactive flat panels, will be sufficient to offset the decline in our education sales. If sales of new products are not sufficiently robust, our liquidity and share value may be materially and adversely affected. See “– Our share price may be volatile and the market price of our shares may decline.”

We may not be able to manufacture, market, distribute and sell our kapp products successfully

In June 2014, we launched kapp, creating a completely new product category for digital capture boards. We cannot be certain that we will be successful with this new product category. See “– If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business would be harmed.”

As a newly launched product, kapp has, from time to time, contained and may continue to contain design defects or failures that are difficult to detect and correct. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products, and could harm our brand. Correcting such errors and failures in our products could require significant expenditure of capital. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition and results of operations and our reputation. See “– Defects in our products can be difficult to detect before sale. If defects occur, they could have a material adverse effect on our business, financial condition or results of operations.”

We have contracts with manufacturers in Mexico for the production of our kapp products. These manufacturers do not have an established record of being able to effectively build our kapp products, nor a demonstrated ability to build such a product at the speed and in the quantities that may be required as demand for the product increases. We have also contracted with third parties to manage our transportation and logistics requirements. While these arrangements may lower costs, they also reduce our direct control over production and shipments. It is uncertain what effect such diminished control will have on the quality or availability of our products or on our flexibility to respond to changing conditions. Our failure to manage production and supply of our products adequately, or the failure of products to meet quality requirements, may adversely affect our reputation and business. If our contract manufacturers are unable to obtain the necessary components for our products in a timely manner to produce a sufficient supply of products, it may cause us to lose the lead in introducing a brand new product to the market, and could have a material adverse effect on our business, financial condition or results of operations. See “– Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis, on favorable terms or without quality control issues” and “– We depend on component manufacturing, product assembly and logistical services provided by third parties, some of which are sole source and many of which are located outside of Canada and the United States.”

A large part of the distribution channel for kapp differs greatly from our current enterprise and education distribution channels. We entered into a distribution agreement for the United Kingdom and Ireland with one distributor, and a separate distribution arrangement for North America with another distributor, and currently rely primarily upon these distributors for the execution of our go-to-market strategy for kapp in their respective areas. These distributors do not have an established record of successfully being able to sell kapp, and our sales performance with respect to kapp is highly dependent on the efforts of these distributors. In addition, we intend to enter into distribution agreements with respect to kapp for other regions, or to add distributors in existing regions, and we cannot be certain that our efforts to add distributors will be successful, or that such distributors will fulfill our go-to-market needs in their respective areas.

While we continue to see growing demand for kapp, we cannot be certain that kapp-related hardware or services will achieve broad customer acceptance. As kapp is a new product, we have very limited information regarding the demand for it from end-users.

kapp has lower average selling price and lower gross margin dollars than interactive displays. Therefore, we cannot be certain that kapp will result in levels of revenue and gross margin equivalent to those that we have experienced in the past with interactive displays.

We have very limited experiences in retail sales pricing. If we are not able to offer kapp at a price acceptable to end-users, we may not achieve broad customer acceptance. In addition, our current and future competitors may deliver similar products and services or provide more attractively priced, enhanced or better-quality products and services than we do, which may, among other things, increase pressure on us to discount pricing on existing and any potential future kapp-related products. We may not be able to compete successfully against our current and future competitors in the digital capture board market as potential future competitors may have greater name recognition, larger customer bases, higher market share and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do.

If we are unsuccessful in selling our current kapp or any future models that we may launch, our investment in the product and any obsolete inventory we may carry may need to be written down, which could have a material adverse effect on our business, financial condition or results of operations.

We operate in a highly competitive industry.

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, Seiko Epson Corp., Samsung Electronics Co., Sharp Corporation, BenQ Corporation, Panasonic Corporation, and LG Electronics Inc. Additionally, makers of personal computer technologies, tablets, television screens, meeting room systems, smart phones, collaboration technologies and other technology companies such as Apple Inc., Cisco Systems, Inc., Polycom, Inc., Crestron Electronics, Inc., Hitachi Ltd., Hewlett-Packard Company, Google Inc., and Microsoft Corporation have provided, and continue to provide, integrated products and services that include interactive learning and collaboration features substantially similar to those offered by our products, and promote their existing technologies and alternative products as substitutes for our products. For example, demand for our interactive displays has been negatively affected by additional competition in the interactive display market and from alternative products, such as tablet computers, and may continue to decrease in the future. We also compete with other software providers such as Promethean World Plc, DisplayNote Technologies, Mimio LLC and Blackboard Inc. that provide software offerings with similar features to our software products.

Many of our current and potential future competitors have significantly greater financial and other resources than we do and have spent, and may continue to spend, significant amounts of resources to try to enter or expand their presence in the market. Other competitors may bring to market low cost or lower specification products as a means to enter the global marketplace for interactive technologies. In addition, low cost competitors have appeared in China and other countries. We may not be able to compete effectively against these current and future competitors. Increased competition or other competitive pressures have and may continue to result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Some of our customers are required to purchase equipment by soliciting proposals from a number of sources, and in some cases are required to purchase from the lowest bidder. Some of our current and potential competitors may have lower cost product offerings and a lower cost structure, and/or they may be able to provide products and services at little or no profit. Because we have positioned our product and brand at a premium quality level we do not actively compete with these product offerings. While we attempt to price our products competitively based upon the relative features they offer, due to our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our current products and developing new products at competitive prices and in a timely manner. We cannot assure that we will be able to continue to maintain our value advantage and be competitive. See “– If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business would be harmed.”

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than we can, or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective customers. If these interactive display competitors or other substitute or alternative technology competitors acquire significantly increased market share, it could have a material adverse effect on our business, financial condition or results of operations.

We may not be successful in our strategy to grow in the enterprise market.

A substantial majority of our revenue historically has been derived from sales to the education market, which is in decline. See “– Our sales to the education market are in decline and may continue to decline”. Our business strategy therefore depends heavily upon expanding our sales to the enterprise market. However, there has not been widespread adoption of interactive display and collaboration products in this market, and these products may fail to achieve wide acceptance or acceptance may be at a slower rate than anticipated. Successful expansion into the enterprise market will require us to continue to augment and develop new distributor and reseller relationships, and we may not be successful in developing those relationships. We will also be required to continue to develop a sales force that is successful at selling our product offerings to the enterprise market as well as an effective go-to-market strategy. In addition, widespread acceptance of our collaboration products and services may not occur due to lack of familiarity with how our products work, the perception that our products are difficult to use, and a lack of appreciation of the contribution they can make to enterprises. We may not be successful in achieving penetration in the enterprise market for other reasons as well. In addition, our brand is less recognized in the enterprise market than it is in the education market.

Our business strategy in the enterprise market depends, in part, upon sales of our SMART Room Systems (SRS). We have entered into a strategic partnership with Microsoft that enables us to develop SRS using Skype for Business (formerly Lync), and to sell SRS to companies who have Skype for Business deployments. Any deterioration or change in the terms of this partnership could have a material adverse effect on the continued development and sales of SRS, both of which would negatively affect our revenue and results of operations. See “– We have entered into and rely upon a strategic partnership with Microsoft and rely upon it heavily for sale of our SMART Room System.” Furthermore, our ability to successfully grow in the enterprise market depends to a large extent upon revenue and cash flows derived from sales to the education market. As the education market represents a significant portion of our revenue and cash flow, we utilize cash from sales in the education market for our operating expenses.

If we cannot continue to augment and develop new distributor and reseller relationships, market our brand, develop strategic alliances and innovate new technologies due to, among other things, decreased revenue from the education market, we may not be successful in our strategy to grow in the enterprise market.

We may not be successful in our strategy to monetize software and services.

We continue to work to monetize our education software and services that we previously provided for free with our hardware. We have also expanded our offering of software to integrate further disparate devices in classrooms. Successful expansion into the software market will require us to develop new distribution channels to sell our software products as well as adequate back office support and ordering systems for our software products. We will also be required to develop a sales force that is successful at selling software as well as an effective go-to-market strategy. If we cannot develop these in a sufficiently short timeframe, our strategy to monetize software may be negatively affected. Historically, the coupling of our software with hardware has been a differentiating factor for our hardware. Sales of our interactive displays could be negatively affected by our software strategy as customers now have the ability to pair our software with lower cost competitor product offerings and our interactive displays are more comparable to those offered by our competitors as a result of our products being offered without free software, updates and upgrades for the life of the product. While we believe that we have an opportunity to monetize the software and services that are currently being used, in addition to expanding our software offering and charging fees for new software, those efforts have not been sufficiently successful to offset the overall decline in the education market, and we may not be successful in our strategy to monetize software and services.

We generate a substantial majority of our revenue from the sale of our interactive displays, and any further significant reduction in sales of these products would materially harm our business.

We generated approximately 88% of our revenue from sales of our interactive displays and integrated projectors during fiscal 2015. Our competitors have introduced attractive alternatives to our interactive displays, and we have experienced a decrease in sales as customers migrate to those alternative products. See “– We operate in a highly competitive industry.” Any significant decreases in sales of interactive displays and integrated projectors would materially harm our business.

We face risks related to the shift in our product mix from interactive whiteboards to interactive flat panels and interactive projectors, including a decline in gross margin percentages.

We have seen a shift in our product mix from interactive whiteboards to interactive flat panels, and we anticipate this shift to continue. Futuresource estimates that in calendar year 2014, interactive flat panels accounted for more than one-third of all interactive displays sold worldwide. We believe this shift is primarily driven by the fact that customers prefer the high resolution and better touch, durability and usability of an interactive flat panel compared to a projector-based interactive whiteboard. Pricing of interactive flat panels has also declined, and the total cost of ownership over time of an interactive flat panel in some cases is less than that of an interactive white board and projector combination.

Sales of interactive flat panels have lower gross margin percentages than sales of interactive whiteboards. We have experienced a year-over-year decline in sales related to our core product, interactive whiteboards, and we expect this trend to continue. See “– Our sales to the education market are in decline and may continue to decline.” The shift to interactive flat panels has increased our product cost, as we are dependent upon pricing for critical components of these products that is set by third parties, and any increase in such pricing lowers our gross margin percentages.

According to Futuresource, there is a preference for interactive projectors in certain markets, including Latin America, and this technology is showing double-digit growth in worldwide sales. Sales of interactive projectors typically have lower gross margin percentages than sales of interactive whiteboards. We believe this shift is primarily driven by the lower cost of interactive projectors over competing technologies (interactive whiteboards and interactive flat panels) and the ability of these projectors to provide a larger viewing area.

We may not be able to compete successfully against our current and future competitors in the interactive flat panel and interactive projector markets as our brand is less recognized within these markets and our current market share in these markets is significantly lower than those of some of our competitors. Some of our competitors have greater name recognition, larger customer bases, higher market share and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. In addition, product differentiation in the interactive flat panel and interactive projector markets tends to be more difficult for customers to understand, and customers may gravitate toward more recognized brand names in those markets as a result.

Our sales and operating results are difficult to predict.

The vast majority of our revenue currently comes from the sale of our hardware products, including interactive displays. As a result of the short lead times between customer order and fulfillment, our sales have been and may continue to be volatile and unpredictable. In addition, the majority of our products are produced by suppliers overseas. The combination of long lead times from our supply chain and short lead times for customer delivery makes it difficult to forecast demand for our products and manage the production, shipment and inventory levels of each product, which creates challenges in managing cash flows and budgeting expenses.

We sell a significant amount of our products to channel partners who maintain their own inventory of our products for sale to resellers and end-users. We rely on forecasts, information on sales to end customers and inventory information from our channel partners to form our revenue estimates for future periods. The information and forecasts we rely upon from our channel partners are sometimes inaccurate, received infrequently or not received at all. To the extent that this information is inaccurate or unavailable, our revenue estimates for future periods may be unreliable. In addition, revenues relating to the education market are unpredictable in light of continued challenges with education funding and budgets, see “– Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, or other factors such as technology innovations or mandated national education standards may have a material adverse effect on our revenue.”

The level and upcoming maturities of our current and future debt could have an adverse effect on our business.

We have substantial debt outstanding, and we may incur additional indebtedness in the future. As of March 31, 2015, we had $106.5 million of outstanding indebtedness.

We have two credit facilities, including a $125.0 million Term loan that matures on January 31, 2018 and bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25%, and a $50.0 million asset–based loan that matures on July 31, 2017 and bears interest at LIBOR plus 2.5%. We believe our cost of capital is significantly greater than that of our competitors. Given the current market conditions, and our financial condition and results of operations, we may not be able to refinance these facilities upon their maturity, and if we are able to refinance these facilities, such refinancing may be on terms materially less favorable than our current terms.

In addition, in May 2013 we entered into a 20-year capital lease on our headquarters facility in Calgary, Canada. The annual payment obligations under the lease are CDN$5.9 million, with escalations of 8% every five years. The level of our indebtedness, amortization payments, high interest payments and substantial capital lease payments, among other things, could:

•	make it difficult for us to make scheduled payments on our debt or lease;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to grow the business and fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

A substantial portion of our debt bears interest at floating rates, and we are therefore exposed to fluctuations in interest rates. In order to mitigate the effects of increases in interest rates on our cash flows, we may enter into derivative instruments, including interest rate swaps. These hedging activities mitigate but do not eliminate our exposure to interest rate fluctuations, and as a result, interest rate fluctuations could have a material adverse effect on our business, financial condition or results of operations.

Our working capital requirements and cash flows are subject to fluctuation, which could have a material adverse effect on our business, financial condition or results of operations.

Our working capital requirements and cash flows have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. Factors that could result in cash flow fluctuations include:

•	the level of sales and the related margins on those sales;

•	the collection of receivables;

•	the timing and size of purchases of inventory and related components; and

•	the timing of payment on payables and accrued liabilities.

Our exposure to credit and collectability risks on our trade receivables is higher in certain markets and our ability to mitigate such risks may be limited. While we have procedures to monitor and limit exposure to credit risk on our trade receivables, we cannot be certain that such procedures will effectively limit our credit risk and avoid losses. See “– We are subject to risks inherent in foreign operations.”

If we are unable to manage fluctuations in cash flow, our business, financial condition and results of operations may be materially adversely affected. For example, if we are unable to manage fluctuations in our cash flows effectively, we may be unable to meet certain obligations such as interest payments on our indebtedness and lease payments, or our suppliers may impose more stringent payment terms.

We believe that our existing working capital, expected cash flow from operations and other available cash resources will enable us to meet our working capital requirements for at least the next 12 months. However, the development and marketing of new products, the expansion of distribution channels and our continuing commercialization of our software require a significant commitment of resources. From time to time, we may seek additional equity or debt financing to finance working capital requirements, continue our expansion, develop new products or make acquisitions or other investments. In addition, if our business plans change, general economic, financial or political conditions in our industry change, or other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business, as well as our conclusions as to the adequacy of our available sources of capital, could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. If additional funds are raised through the issuance of preferred shares or debt securities, the terms of such securities could impose restrictions on our operations. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

We are exposed to fluctuations in the exchange rates with respect to foreign currencies that could have a material adverse effect on our results of operations.

We are exposed to foreign exchange risk as a result of transactions in currencies other than our functional currency of the Canadian dollar. For example, all of our long-term debt is denominated in U.S. dollars. If the Canadian dollar depreciates relative to the U.S. dollar, the outstanding amount of that debt when translated to our Canadian dollar functional currency would increase. Although we report our results in U.S. dollars, a foreign exchange loss would result from the increase in the outstanding amount of our debt, which could have a material adverse effect on our business, financial condition or results of operations.

In addition, we are exposed to fluctuations in the exchange rates with respect to foreign currencies as a result of transactions in currencies other than our reporting currency of the U.S. dollar. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue would decrease when translated to U.S. dollars for financial reporting purposes. If the value of any of these currencies appreciates relative to the U.S. dollar, our expenses would increase when translated to U.S. dollars for financial reporting purposes. As our products are primarily priced in U.S. dollars, devaluation of foreign currencies relative to the U.S. dollar could cause our products to become uncompetitive in certain foreign markets.

We monitor our foreign exchange exposures, and in certain circumstances we maintain net monetary asset and/or liability balances in foreign currencies and enter into forward contracts and other derivative contracts to convert a portion of our foreign currency denominated cash flows primarily into Canadian dollars. These activities mitigate, but do not eliminate, our exposure to exchange rate fluctuations. As a result, exchange rate fluctuations could have a material adverse effect on our business, financial condition or results of operations.

Our business is going through a challenging period, and we have considered and may continue to consider changes to our business model. Successful implementation of these changes is uncertain.

Our business is going through a challenging period, and as a result, management has considered and may continue to consider changes to our business model. For example, we are now monetizing our education software and services, which we have been providing for free with our hardware. We have also expanded our offering of software to integrate further disparate devices in classrooms. For our enterprise segment, we have partnered with a world-leading Skype for Business services and support provider to deliver various Skype for Business service offerings. While we believe we have an opportunity to monetize the software and services that we currently offer, in addition to expanding our software offering and charging fees for new software and service offerings, our business to date has primarily been driven by the sale of our interactive displays. We are also seeing a shift in our product mix from interactive whiteboards to interactive flat panels and interactive projectors with an attendant decline in product margin percentages. See “– We face risks related to the shift in our product mix from interactive whiteboards to interactive flat panels and interactive projectors, including a decline in gross margin percentages.”

Our business model is built on developing and maintaining an effective network of third-party distributors and resellers in the markets in which we operate. This indirect model means that our sales performance is highly dependent on the efforts of our distributors and resellers in taking our changing products and strategy to market. We also need to continually educate and train our channel partners to avoid any confusion as to the desirability of new product offerings compared to our existing product offerings, and to be able to articulate and differentiate the value of new offerings over those of our competitors. If our resellers fail to take our new strategy to market successfully, it could adversely affect our business.

As a result of our strategy towards software monetization, we are developing new systems such as our Electronic Ordering Portal, or EOP, and Software Portal, or SWP. EOP allows for automated order entry and processing by capturing end-user details and providing immediate confirmation of an order. SWP enables end-users and channel partners to view and monitor their software license activations and maintenance renewal dates. These systems may fail to support our new business model adequately, which could negatively affect our business, financial condition or results of operations.

These changes to our business model may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred.

If we are unable to continually enhance our products and develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business will be harmed.

The market for interactive learning and collaboration products and services is still emerging and evolving. It is characterized by rapid technological change and frequent new product introductions, many of which may compete with, be considered as alternatives to, or replace our interactive displays. For example, we have recently observed significant spending on technology infrastructure by school districts in the United States whose technology budgets could otherwise have been used to purchase interactive displays. Accordingly, our future success depends upon our ability to enhance our current products and to develop, introduce and sell new technologies and products offering enhanced performance and functionality at competitive prices and in a timely manner.

The development of new technologies and products involves time, substantial costs and risks. Due to the highly volatile and competitive nature of the industries in which we compete, we must continually introduce new products, services and technologies, enhance existing products and services, and effectively stimulate customer demand for new and upgraded products. The pace at which we are innovating has increased and is expected to continue to increase. Our ability to successfully develop new technologies depends in large measure on our ability to maintain a technically-skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors, including timely and successful product development, market acceptance, effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, development of effective distribution channels, effective management of product quality, our ability to manage distribution and production issues related to new product introductions, and our ability to achieve adequate margins. We cannot be certain that we will be able to meet these challenges successfully.

If we are unsuccessful in selling the new products we are currently developing and introducing, or any future products that we may develop, we may carry obsolete inventory and have reduced available working capital for the development of other new technologies and products. Our future success is heavily dependent on new product revenue, so the failure of our new product development efforts, our inability to properly manage product transitions or to anticipate new product demand, successfully market new products or our inability to enter new markets could have a material adverse effect on our business, financial condition or results of operations.

If we are unable, for any reason, to enhance, develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business would be harmed.

Defects in our products can be difficult to detect before sale. If defects occur, they could have a material adverse effect on our business, financial condition or results of operations.

Our products are highly complex and sophisticated, and from time to time they have contained and may continue to contain design defects or software “bugs” or failures that are difficult to detect and correct. Errors or defects may be found in new products after commercial shipments have already begun, and we may be unable to correct such errors or defects in a timely manner or at all. In addition, we are currently pairing our software and hardware with competitor hardware and software, which could lead to integration issues, design defects or software bugs with our partners’ hardware and software. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products and harm to our brand, and correcting such errors and failures in our products could require significant expenditure of capital. In addition, we are rapidly developing and introducing new products, and new products may have higher rates of errors and defects than our established products. For example, our new software offerings utilize the cloud offerings of partners, and we rely on such partners for security and overall performance. We historically have provided warranties on interactive displays for between two and five years, and the failure of our products to operate as described could give rise to warranty claims. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition, or results of operations.

Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, or other factors such as technology innovations or mandated national education standards, may have a material adverse effect on our revenue.

Our customers include primary and secondary schools, colleges, universities, other education providers, and, to a lesser extent, governmental agencies, each of which depends heavily on government funding. If tax revenues of governments decrease, those governmental agencies may react to the decrease by cutting funding to those educational institutions, especially in North America and Western Europe where other technology spending priorities and high classroom penetration rates have led to a decline in interactive display demand. See “– Our sales to the education market are in decline and may continue to decline.” If our products are not a high priority expenditure for those institutions, or if institutions allocate expenditures to substitute or alternative technologies, we could lose revenue.

Any additional decrease in, stagnation of, or change in national, federal, state, provincial or local funding for primary and secondary schools, colleges, universities, or other education providers or for governmental agencies that use our products, or the introduction of new competing products, such as new or improved personal digital devices, or the introduction of new mandated educational standards, such as common core curriculum in the United States which obliges schools to divert budget dollars to improving their internet infrastructure and buying individual devices in order to administer the required national testing, could cause our current and prospective customers to reduce their purchases of our products further.

We depend upon distributors and resellers to promote and sell our products.

Substantially all our sales are made through resellers and distributors. Industry and economic conditions have the potential to weaken, and in some cases have weakened, the financial position of our resellers and distributors. Weakened resellers and distributors may no longer sell our products, or may reduce efforts to sell our products, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if circumstances surrounding the ability of our resellers and distributors to pay our accounts receivable were to result in the write-down or write-off of such receivables, it would negatively affect our operating results for the period in which they occur and could have a material adverse effect on our business and financial condition.

In addition, our resellers and most of our distributors are not contractually required to sell our products exclusively, and they may offer competing interactive display products. We therefore depend on our ability to establish and develop new relationships and to build on existing relationships with resellers and distributors. We cannot be certain that our resellers and distributors will act in a manner that will promote the success of our products. Factors that are largely within the control of those resellers and distributors but are important to the success of our products include:

•	the degree to which our resellers and distributors actively promote our products;

•	the extent to which our resellers and distributors offer and promote competitive products;

•	the quality of installation, training and other support services offered by our resellers and distributors; and

•	the ability to market and sell our software products successfully.

If some of our competitors offer their products to resellers and distributors on more favorable terms or have more products available to meet their needs, there may be pressure on us to reduce the price of our products or those resellers and distributors may stop carrying our products or de-emphasize the sale of our products in favor of the products of these competitors. If we do not maintain and continue to build relationships with resellers and distributors our business will be harmed.

Globally, we rely on a limited number of distributors for our enterprise products and services, including WestconGroup, Inc., with whom we entered into a new distribution arrangement in 2014, and upon whom we rely primarily in North America, Australia and New Zealand. Our sales performance with respect to our enterprise products and services is highly dependent on the efforts of our distributors in serving the needs of our channel partners; our sales performance of our SMART Room System is also highly dependent on the efforts of our distributors worldwide.

If a disruption occurs with our third-party service providers for certain business functions, our business could be adversely affected.

At the end of fiscal 2015, we began transferring many of our in-house information technology functions to a single third-party service provider. While this arrangement may lower operating costs, it also reduces our direct control over our systems. If the transition does not go smoothly or this service provider fails to meet our performance expectations and standards, including its obligations with respect to data security, it could cause interruptions in our operations and could result in material harm to our business. In addition, we could face increased costs associated with finding replacement providers or hiring new team members to provide these services in-house. Our outsourced systems may also be the target of outside parties attempting to breach our security, which, if successful, could expose us to the loss of key business information and disruption of our operations. See “– Our business and operations would suffer in the event of system failures or cybersecurity attacks.”

A part of our education business is the sale of SMART amp, a cloud-based software for which we utilize third-party cloud hosting services. Problems faced by our third-party cloud hosting service providers, including technological or business-related disruptions, may adversely affect our users’ ability to efficiently and effectively receive the streaming content. In addition, natural disasters, power losses, telecommunication failures, and similar events may damage these systems and hardware or cause them to fail completely, all of which may adversely affect our business and reputation.

Our business and operations would suffer in the event of system failures or cybersecurity attacks.

The temporary or permanent loss of our computer and telecommunications equipment, servers and software systems, through natural disasters, casualty, energy blackouts, operating malfunction, software virus or malware, cybersecurity attacks or other sources, could disrupt our operations.

Cyber threats are constantly evolving, thereby increasing the difficulty of detecting and successfully defending against them. Like many other companies, we could be the target of attempts by unauthorized third parties to access our business-critical, proprietary and confidential information by breaching security measures that we have implemented. Unauthorized parties may attempt to breach our security measures through the actions of outside parties (e.g., hacking or malware) or employee action (e.g., error, malfeasance, or otherwise), in an attempt to obtain access to confidential information. Additionally, outside parties may attempt to fraudulently induce employees, partners or customers to disclose sensitive information in order to gain access to confidential information. Breaches of our network or data security could disrupt the security of our internal systems and business applications, impair our ability to provide services to our customers and protect the privacy of their data, result in product development delays, compromise confidential or technical business information, harming our competitive position, and result in theft or misuse of our intellectual property or other assets. Furthermore, we may be required to invest additional resources to defend against such threats.

We do not currently maintain a disaster recovery plan and no assurances can be given that we will be able to restore our operation within a sufficiently short time to avoid our business being disrupted. Any system failure or accident that causes interruptions in our operations could result in material harm to our business.

We rely on highly skilled personnel, and if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively.

Our success is largely dependent on our ability to attract and retain highly skilled employees. Over the past three fiscal years, we have made significant reductions in our personnel in Canada and other countries. Competition for highly skilled management, technical, research and development, engineering and sales personnel and other employees is intense in the high-technology industry, and we may not be able to attract or retain highly qualified personnel in the future, including as a result of our recent restructuring. Also, we may not be successful in hiring qualified personnel for the new Seattle office. In addition, we have established offshore engineering and software development operations, and local events, such as natural disasters, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, may interrupt these operations.

In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. Our long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel. If we are unable to attract and retain qualified personnel, or experience delays in hiring qualified personnel, particularly engineering, software development and sales personnel, our business may be harmed.

Our future success depends largely on the continued service and availability of a limited number of key personnel.

We depend to a large extent upon the continued service of key members of our senior management team. In particular, our Chief Executive Officer and our Chief Technology Officer are critical to the overall management of our company as well as the development of our technology, our culture and our strategic direction. The presidents of the respective business units are critical to the successful execution of the strategy and resulting financial performance. The loss of services of any of our key personnel could seriously harm our business. Future changes to our executive and senior management teams, including new executive hires or departures, could cause disruption to the business and have a negative effect on our operating performance, particularly while these operational areas are in transition. Competition for qualified executive and other management personnel is intense, and we may not be successful in attracting or retaining such personnel. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis, on favorable terms or without quality control issues.

We rely on contract manufacturers for the assembly of our products and depend on obtaining adequate supplies of quality components on a timely basis on favorable terms. Some of those components, as well as certain complete products that we sell, are provided to us by only one supplier or contract manufacturer. We are subject to risks that disruptions in the operations of our sole or limited number of suppliers or contract manufacturers may cause them to decrease or stop production of these components and products, or that such suppliers and manufacturers do not produce components and products of sufficient quality. Alternative sources are not always readily available. Many of our components are manufactured overseas and have long lead times. We have from time to time experienced shortages of several of our products and components that we obtain from third parties. We cannot ensure that product or component shortages will not occur in the future. Due to the global reach of our supply chain, world events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components. We have also experienced unexpected demand for certain of our products. As a result of these factors, we have had, and may have in the future, delays in delivering the number of products ordered by our customers. If we cannot supply products due to performance failures of our contract manufacturers, a lack of components, or are unable to redesign products with other components, correct manufacturing deficiencies, or ramp up production of products to meet demand in a timely manner, our business will be significantly harmed.

We do not have written agreements with some of our significant suppliers. Although we are endeavoring to enter into written agreements with certain of our suppliers, we cannot be certain that our efforts will be successful. Even where we do have a written agreement for the supply of a component, there is no guarantee that we will be able to extend or renew that agreement on similar favorable terms, or at all, upon expiration of the agreement, or otherwise obtain favorable pricing in the future.

We depend on component manufacturing, product assembly and logistical services provided by third parties, some of which are sole source and many of which are located outside of Canada and the United States.

All our components and finished products are manufactured or assembled, in whole or in part, by a limited number of third parties. Most of these third parties are located outside of Canada and the United States. For example, we rely on contract manufacturers in China for the production of all projectors used in our interactive whiteboard solution, and we rely on contract manufacturers in Mexico, Korea and China for the final production of our completed interactive displays. We have also contracted with third parties to manage our transportation and logistics requirements. While these arrangements may lower costs, they also reduce our direct control over production and shipments. It is uncertain what effect such diminished control will have on the quality or availability of our products or on our flexibility to respond to changing conditions. Our failure to manage production and supply of our products adequately, or the failure of products to meet quality requirements, could have a material adverse effect on our business, financial condition or results of operation.

Although arrangements with our suppliers and contract manufacturers may contain provisions for warranty expense reimbursement, it may be difficult or impossible for us to recover from suppliers and contract manufacturers, and we may remain responsible to the customer for warranty service in the event of product defects. Any unanticipated product defect or warranty liability, whether pursuant to arrangements with suppliers, contract manufacturers or otherwise, could have a material adverse effect on our business, financial condition, results of operation or our reputation.

Final assembly of our interactive display products is currently performed by contract manufacturers in Mexico, Korea and China. If assembly or logistics in these locations is disrupted for any reason, including natural disasters, information technology failures, breaches of systems security, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, our business, financial condition and operating results could be materially adversely affected.

We currently do not regularly monitor the financial position of our suppliers or contract manufacturers. Any current or future financial problems of suppliers or contract manufacturers could adversely affect us by increasing our costs or by exposing us to credit risks of these suppliers or contract manufacturers or the complete cessation of supply. In addition, if suppliers or contract manufacturers or other third parties experience insolvency or bankruptcy, we may lose the benefit of any warranties and indemnities. If our contract manufacturers are unable to obtain the necessary components for our products in a timely manner, they may not be able to produce a sufficient supply of products, which could lead to reduced revenue, and our business, financial condition and results of operations could be harmed.

If we are unable to ship and transport components and final products efficiently and economically across long distances and borders, our business would be harmed.

We transport significant volumes of components and finished products across long distances and international borders. If transportation is disrupted for any reason, including natural disasters, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, our business and operating results could be materially adversely affected. Any increases in our transportation costs would increase our costs and the final prices of our products to our customers. For example, as a result of the U.S. West Coast port strike in late 2014 and early 2015, we have had to expedite our shipments or divert shipments to other ports to avoid delays. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our products to our customers or decrease our margins. Such increases could harm our competitive position and could have a material adverse effect on our business. The laws governing customs and tariffs in many countries are complex, subject to many interpretations, and often include substantial penalties for non-compliance. Disputes may arise and could subject us to material liabilities and have a material adverse effect on our business.

The emerging market for interactive learning and collaboration products and services may not develop as we expect.

The market for interactive learning and collaboration products and services is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a rapidly evolving industry, the demand for and market acceptance of these products and services are uncertain. The adoption of these products and services may not become widespread. If the market for these products and services fails to develop or develops more slowly than we anticipate, sales may decline from current levels or we may fail to achieve growth.

We face significant challenges growing our sales in foreign markets.

As the market for interactive learning and collaboration products and services in North America and the United Kingdom has become more saturated, the growth rate of our revenue in those countries has decreased, as a result, our revenue growth has become more dependent on sales in other foreign markets. In order for our products to gain broad acceptance in foreign markets, we may need to develop customized products and services specifically designed for each country in which we seek to grow our sales and to sell those products and services at prices that are competitive in that country. For example, while our hardware requires only minimal modification to be usable in other countries, our software and content requires significant customization and modification to adapt to the needs of foreign customers. Specifically, our software will need to be adapted to work in a user-friendly way in several languages and alphabets, and content that fits the specific needs of foreign customers (such as, for example, classroom lessons adapted to specific foreign curricula) will need to be developed. For example, our SMART amp collaborative learning software is currently available only in English, Spanish and French. If we are not able to develop, or choose not to support, customized products and services for use in a particular country, we may be unable to compete successfully in that country and our sales growth in that country will be adversely affected. We cannot be certain that we will be able to develop successfully or support customized products and services for each foreign country in which we seek to grow our sales, or that our products and services, if developed, will be competitive in the relevant country.

Growth in many foreign countries will require us to price our products at prices that are competitive in the context of those countries. In certain developing countries, we have been and may continue to be required to sell our products at prices significantly below those that we are currently charging in developed countries. Such pricing pressures could reduce our gross margins and adversely affect revenue. Moreover, the economies of some of the countries in which we have sales in have in the past suffered from currency devaluation. If such events occur again, they could potentially make our products too expensive to buy and adversely affect revenue.

Our customers’ experience with our products is directly affected by the availability and quality of our customers’ Internet access. We are unable to control broadband penetration rates, and to the extent that broadband growth in emerging markets slows, our growth in international markets could be adversely affected.

We face lengthy and unpredictable sales cycles in foreign markets, particularly in countries with centralized decision-making. In these countries, particularly in connection with significant technology product purchases, we have experienced recurrent requests for proposals, significant delays in the decision-making process, and in some cases indefinite deferrals of purchases or cancellations of requests for proposals. If we are unable to overcome these challenges, the growth of our sales in these markets will be adversely affected.

We are subject to risks inherent in foreign operations.

Sales outside the United States and Canada represented approximately 40% of our consolidated sales in fiscal 2015. We intend to continue to selectively pursue international market growth opportunities, which could result in those international sales accounting for a more significant portion of our revenue. We have committed, and may continue to commit, significant resources to our international operations and sales activities. While we have experience conducting business outside the United States and Canada, we may not be aware of all the factors that may affect our business in foreign jurisdictions.

We are subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivables, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulties in managing a geographically dispersed workforce in compliance with diverse local laws and customs, political unrest and currency fluctuations, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex and costly. We cannot be certain that risks inherent in our foreign operations will not have a material adverse effect on our business. See “– We face significant challenges growing our sales in foreign markets.”

We may not be able to manage our systems, procedures and controls as a result of rapid changes to our business model.

Our current and planned systems, procedures and controls may not be adequate to support our future operations or keep up with the changes to our business model. To manage any significant growth of our operations, we will need to evolve and improve our operational and financial systems, procedures and controls, and may need to obtain additional systems. For example, as a result of changing our business model to emphasize software monetization, we are developing new systems such as our EOP and SWP. We may not be able to successfully integrate further operational and financial systems we may require in the future. We rely heavily on contract personnel for the implementation and upgrade of systems, and there is a risk that there will not be an effective transfer of knowledge within our company.

If our internal controls and accounting processes are insufficient, we may not prevent and detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material.

As a public company, we are devoting substantial efforts to the reporting obligations and internal controls required of a public company in the United States and Canada, which has and will continue to result in substantial costs. A failure to properly meet these obligations could cause investors to lose confidence in us and have a negative effect on the market price of our Common Shares. We are devoting, and expect to devote, significant resources to the documentation, testing and continued improvement of our operational and financial systems for the foreseeable future. These improvements and efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the United States or Canada or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and may expose us to litigation risk. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of United States Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over our financial reporting or our independent auditors are unable to provide us with an unqualified report as and when required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our Common Shares.

We have incurred and may in the future incur restructuring and other charges, the amounts of which are difficult to predict accurately.

Our business is going through a challenging period, and our stock price has declined since our initial public offering in July 2010 (the “IPO”). In fiscal 2012 through 2015, we announced restructuring plans aimed at improving operating efficiencies through a worldwide reduction in workforce and streamlining of corporate support functions. Our current restructuring plans could have a material adverse effect on our results of operations. In addition, management may consider taking future actions, including cost-savings initiatives, business process reengineering initiatives, business restructuring initiatives, and other alternatives, which may result in restructuring and other charges, including for severance payments, contract and lease termination costs, consulting fees, and professional fees. The amount and timing of these possible restructuring charges are not yet known. Any such actions resulting in restructuring or other charges could have a material adverse effect on our business, financial condition or results of operation.

We may not be able to protect our trademarks, including our “SMART” brand, and any failure to protect our trademarks would likely harm our business.

We regard our “SMART” brand as a valuable asset and believe that continuing to strengthen its recognition is important to achieving widespread acceptance of our products and services. We currently use “SMART” in the branding of many of our products: SMART Board, SMART amp, SMART Ink, SMART Meeting Pro, SMART Table and SMART Notebook. If our brand is not promoted, protected and maintained, our business could be harmed. Because our intent is to spend substantially less in the future on advertising, marketing, trademark enforcement and other efforts, we intend to rely on our reseller network to create and maintain this asset for us.

Trademark protection is territorial, and our ability to expand our business, including for example by offering different products or services or by selling our products in new jurisdictions, may be limited by prior use, common law rights or prior applications or registrations of certain trademarks by third parties.

Some jurisdictions have taken the view that the term ‘smart’ is descriptive (i.e. it literally describes the good or service), so a ‘smart board’ or ‘smart table’ is a descriptive term and thus not capable of being registered and protected. Consequently, we have been unable to obtain, and may have difficulty enforcing, some of our trademark rights in these jurisdictions. This also means our ability to prevent our competitors from referring to their products using terms that are confusingly similar to those we use when referring to our products is adversely affected. In addition, there is a risk that our trademark will become generic. Under applicable trademark law in certain jurisdictions, if a trademark becomes generic, rights in the mark may no longer be enforceable. The more people who generally refer to interactive displays as ‘smart boards’, or if the SMART name otherwise becomes a generic term, the more difficult it will be for us to prevent its use by competitors.

We are aware of situations in which our competitors have described their product generally as a ‘smart board’. While we make efforts to defend against such dilution of our trademarks, we cannot be certain that we will be successful in protecting this asset.

The unlicensed use of our trademarks by third parties, or use that does not respect our trademarks (e.g. using the term ‘smart board’ to describe a product category) will harm our reputation, impair such trademarks and adversely affect the strength, value and goodwill of our brand in the marketplace.

We have entered into, and may continue to enter into, strategic partnerships with third parties.

We have entered into, and may continue to enter into, strategic partnerships with third parties to gain access to new and innovative technologies and markets. Our partners are often large established companies. Negotiating and performing under these arrangements involves significant time and expense, and we may not have sufficient resources to devote to our strategic partnerships, particularly those with large established companies that have significantly greater financial and other resources than we do. The anticipated benefits of these arrangements may never materialize, and performing under these arrangements may adversely affect our results of operations.

We have entered into a strategic partnership with Microsoft and rely upon it heavily for sales of our SMART Room System.

We rely heavily on our partnership with Microsoft with respect to the development and sales of SRS. We have entered into a strategic partnership with Microsoft, which enables us to develop SRS using Skype for Business (formerly Lync) and to sell SRS to companies that have Skype for Business deployments. Sales of SRS are highly dependent on the success and continuation of that strategic partnership. Recently, Microsoft introduced Surface Hub, a Windows-based interactive flat panel display product that will likely compete for market share with SRS. In fiscal 2015, approximately 23% of our sales in the enterprise market were sales of SRS. Any termination, deterioration, or change in the terms of our partnership with Microsoft, or the introduction of competing products by Microsoft such as Surface Hub, could have a material adverse effect on the continued development and sales of SRS, both of which would negatively affect our revenue and results of operations. See “– We may not be successful in our strategy to grow in the enterprise market.”

If we are unable to integrate our products with certain third-party operating system software and other products, the functionality of our products could be adversely affected.

The functionality of our products depends on our ability to integrate our products with the operating system software and related products of providers such as Microsoft Corporation, Apple Inc., and the main distributors of Linux, among other providers. If integration with the products of those companies becomes more difficult, our products would likely be more difficult to use. Any increase in the difficulty of using our products would likely harm our reputation and the utility and desirability of our products, and would therefore likely have a material adverse effect on our business.

Our use of open source software could impose limitations on our ability to distribute or commercialize our software products. We incorporate open source software into our software products. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by Canadian, United States and other courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to distribute or commercialize our products. In such event, we could, for example, be required to distribute our proprietary code free of charge, to re-engineer our products, or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or efficient basis. Any requirement that we take any of the foregoing actions could adversely affect our business, financial condition and results of operations.

We also use and incorporate certain third-party software, technologies and proprietary rights into our software products, and may need to utilize additional third-party software, technologies or proprietary rights in the future. Although we are not currently reliant in any material respect on any technology license agreement from a single third party, if software suppliers or other third-party licensors terminate their relationships with us, we could face delays in product releases until equivalent technology can be identified, licensed or developed and integrated into our software products. These delays, if they occur, could have a material adverse effect on our business, financial condition and results of operations. If we are unable to redesign our software products to function without this third-party technology, or to obtain or internally develop similar technology, we might be forced to limit the features available in our current or future software products.

Acquisitions and joint ventures could result in operating difficulties, dilution and other harmful consequences.

We expect to evaluate and consider a wide array of potential strategic transactions, including joint ventures, business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets. At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations.

The process of integrating any acquired business may result in unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time, as well as a shift of focus from operating the businesses to issues related to integration and administration;

•	declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, future prospects or the direction or culture of the business;

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the need to integrate each company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not properly implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies;

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

•	in some cases, the need to transition operations, distributors/resellers and end-users onto our existing platforms; and

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liability for activities of the acquired company before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

We may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the time expected. Future acquisitions or mergers may require us to issue additional equity securities, spend our cash, or incur debt, liabilities, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the United States and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patents and patent applications for technologies relating to interactive displays and other complementary products in Canada, the United States and other countries. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with our pending patent applications, and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued to us could be challenged, re-examined, held invalid or unenforceable or circumvented, and may not provide us with sufficient protection or a competitive advantage. In addition, despite our efforts to protect and maintain our patents, competitors and other third parties may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. Finally, patents provide certain statutory protection only for a limited period that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon, and thereafter the underlying technology of such patents can be used by any third party, including our competitors.

A number of our competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that we have developed, used or commercialized, or may develop, use or commercialize in the future. As certain patent applications in the United States and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or issued patents or that we were the first to file patent applications for the technology covered by our issued patents and pending patent applications. In addition, the disclosure in our patent applications, including in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot be certain that our patent applications will result in valid or enforceable patents or that we will be able to protect or maintain our patents.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues, and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability, and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot be certain that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the United States, Canada and other countries. However, our ability to protect our brand by registering certain trademarks may be limited. See “– We may not be able to protect our trademarks, including our “SMART” brand, and any failure to protect our trademarks would likely harm our business.”

In addition, while we generally enter into confidentiality and nondisclosure agreements with our employees, consultants, contract manufacturers, distributors, resellers and others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

•	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

•	our confidentiality agreements will not be honored or may be rendered unenforceable;

•	third parties will independently develop equivalent, superior or competitive technology or products;

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disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

•	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

We cannot be certain that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are not successful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected.

We may infringe on or violate the intellectual property rights of others.

Our commercial success depends, in part, upon our not infringing or violating intellectual property rights owned by others. The industry in which we compete has many participants that own, or claim to own, intellectual property. We cannot determine with certainty whether any existing third-party patents, or the issuance of any new third-party patents, would require us to alter our technologies or products, obtain licenses or cease certain activities, including the sale of certain products.

We have received, and we may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods than we can.

Regardless of whether claims that we are infringing or violating patents or other intellectual property rights have any merit, those claims could:

•	adversely affect our relationships with current or future distributors and resellers of our products;

•	adversely affect our reputation;

•	be time-consuming and expensive to evaluate and defend;

•	cause product shipment delays or stoppages;

•	divert management’s attention and resources;

•	subject us to significant liabilities and damages;

•	require us to enter into royalty or licensing agreements; or

•	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person, or if we are found liable in respect of any other related claim, then in addition to being liable for potentially substantial damages we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. We cannot be certain that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

We may be subject to litigation claims that might be costly to resolve and, if resolved adversely, may harm our operating results or financial condition.

We may be a party to lawsuits in the normal course of our business. The results of, and costs associated with, complex litigation matters are difficult to predict, and the uncertainty associated with substantial unresolved lawsuits could harm our business, financial condition, and reputation. Negative developments with respect to pending lawsuits could cause our stock price to decline, and an unfavorable resolution of any particular lawsuit could have an adverse effect on our business and results of operations. In addition, we may become involved in regulatory investigations or other governmental or private legal proceedings, which could be distracting, expensive and time consuming for us, and if public, may also cause the price of our Common Shares to be negatively affected. We expect that the number and significance of claims and legal proceedings that assert patent infringement claims or other intellectual property rights covering our products, either directly against us or against our customers, will increase as our business expands. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements or pay amounts to third parties pursuant to contractual indemnity provisions. Royalty or licensing agreements, if required, may not be available on terms favorable to us or at all. In addition, we expect that we may face legal proceedings for matters unrelated to intellectual property.

If our procedures to ensure compliance with export control laws are ineffective, our business could be harmed.

Our extensive foreign operations and sales are subject to far-reaching and complex export control laws and regulations in the United States, Canada and elsewhere. Violations of those laws and regulations could have material negative consequences for us, including significant fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity. Western countries could also impose economic sanctions on certain countries that may disrupt, reduce or entirely prohibit our sales in those countries.

Our worldwide operations subject us to income taxation in many jurisdictions, and we must exercise significant judgment in order to determine our worldwide financial provision for income taxes. That determination is ultimately an estimate, and accordingly, we cannot be certain that our historical income tax provisions and accruals will be adequate.

We are subject to income taxation in Canada, the United States and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot be certain that the final determination of any tax audits and litigation will not be materially different from that which is reflected in our historical income tax provisions and accruals. Should additional taxes be assessed against us as a result of an audit or litigation, our results of operations and financial condition could be materially adversely affected.

Certain of our subsidiaries provide products to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. In general, cross-border transactions between related parties, and in particular related-party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with nonresident related parties to be priced using arm’s-length pricing principles and require the existence of contemporaneous documentation to support such pricing. A tax authority in one or more jurisdictions could challenge the validity of our related-party transfer pricing policies. Because such a challenge generally involves a complex area of taxation and because a significant degree of judgment must be exercised by management in setting related-party transfer pricing policies, the resolution of such challenges often results in adjustments in favor of the taxing authority. If in the future any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because we sell products used by children in classrooms, and because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and other child safety and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to government enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

Customer demands and new regulations related to conflict-free minerals may force us to incur additional expenses.

As required by the United States Securities and Exchange Commission (“SEC”) reporting and disclosure directives under the Dodd-Frank Wall Street Reform and Consumer Protection Act, companies such as ours must annually disclose the use of “conflict” minerals in our products (specifically, tantalum, tin, tungsten and gold) and make reasonable inquiries as to whether these minerals are sourced from the Democratic Republic of the Congo and adjoining countries (the “covered countries”). Although our suppliers have been responsive and greater numbers of smelters in covered countries are being declared “conflict-free”, there can be no guarantee that we will be able to gather and verify all of the information required. If it is determined that we are using other than conflict-free minerals, we will have to consider changing the source used in the manufacture of our products in order to be consistent with our stated policy, even if the costs for acceptable minerals or alternatives significantly increase and availability is limited. We may also face reputational challenges if we discover that our suppliers have used minerals that are not conflict-free. Also, since our supply chain is complex, we may face reputational challenges if we are unable to sufficiently verify the origins for all minerals used in our products through the procedures we may implement. We may also encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free before we are able to do so.

The wind-down of NextWindow operations may have a material adverse effect on our business.

We are currently taking action to exit the optical touch sensor business for desktop and large format displays, which has necessitated the winding down of the operations of our NextWindow subsidiary. We may face potential liability from customers, suppliers, departed employees or other parties in connection with the wind-down. The wind-down may negatively affect future operating results, including changes in our supply chain for optical sensor technology, decreased revenue and an increase in non-cash asset write-downs. If we are not able to secure an effective and efficient supply chain for optical sensors going forward, we may face disruptions in our operations that may have a material adverse effect on our business. In addition, if a liquidator is appointed before the wind-down is complete, which could occur if we are unable to reach negotiated settlements with our suppliers and customers, we could lose control over the process and incur unexpected cash costs as a result.

Capital Structure Risks

Our share price may decline because of the ability of our co-founders, Apax Partners, Intel and others to sell our shares.

Sales of substantial amounts of our Common Shares, or the perception that those sales may occur, could adversely affect the market price of our Common Shares and impede our ability to raise capital through the issuance of equity securities. As of March 31, 2015, our co-founders, David Martin and Nancy Knowlton, individually and through their holding company, IFF, Apax Partners and Intel collectively own 68% of our outstanding Common Shares. Our co-founders, Apax Partners and Intel are party to a registration rights agreement with us that may require us to register their shares for resale or include shares owned by such Shareholders in future offerings by us.

The concentration of voting power and control with our co-founders, Intel and Apax Partners may limit Shareholders’ ability to influence corporate matters, including takeovers.

As of March 31, 2015, our co-founders, David Martin and Nancy Knowlton, individually and through their holding company IFF, beneficially own approximately 22.5% of our outstanding Common Shares, Apax Partners beneficially owns approximately 30.8% of our outstanding Common Shares, and Intel beneficially owns approximately 14.3% of our outstanding Common Shares. As a result, these Shareholders collectively have the power to control our affairs and policies, including making decisions relating to entering into mergers, sales of substantially all of our assets and other extraordinary transactions, as well as election of directors, appointment of members of our management, and making decisions with respect to our corporate and management policies, issuing shares, declaring dividends and other decisions, and they may have an interest in our doing so. Their interests could conflict with other Shareholders’ interests in material respects.

This concentrated control may provide these Shareholders with the ability to prevent and deter takeover proposals from third parties. In particular, because under Alberta law and/or our articles of incorporation most amalgamations and certain other business combination transactions, including a sale of all or substantially all our assets, would require approval by a majority of not less than two-thirds of the votes cast by the holders of the Common Shares, and because any two of IFF, Apax Partners and Intel collectively own more than one-third of the Common Shares, any two of such Shareholders will collectively have the ability to prevent such transactions. The concentration of voting power may limit Shareholders’ ability to influence corporate matters and, as a result, we may take actions that Shareholders do not view as beneficial, including rejecting takeover proposals at a premium to the then prevailing market price of the Common Shares. As a result, the market price of our Common Shares could be adversely affected.

Some of our directors have interests that are different than our interests.

Although our directors owe fiduciary duties, including the duties of loyalty and confidentiality, to us, our directors that serve as directors, officers, partners or employees of other companies or entities also owe fiduciary duties or other obligations to such other companies or entities and, in the case of our directors who are affiliated with managers or sponsors of investment funds, to the investors in their funds. The duties owed to us could conflict with the duties such directors owe to these other companies, entities or investors. Such conflicts may be particularly acute in situations where we do business or have other contractual commitments or arrangements with such other companies or business entities.

Our share price may be volatile and the market price of our shares may decline.

The stock market in general, and the market for equities of some high-technology companies in particular, have been highly volatile. The market price of our Common Shares has declined significantly since the IPO and may continue to be volatile, and investors in our Common Shares may experience a decrease, which could be substantial, in the value of their shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our Common Shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	variations in our operating performance compared to our forecasts or market expectations;

•	actual or anticipated fluctuations in our quarterly or annual operating results, which may be the result of many factors including:

•	the timing and amount of sales of our products or the cancellation or rescheduling of significant orders;

•	the length and variability of the sales cycle for our products;

•	the timing of implementation and acceptance of new products by our customers and by our distributors and resellers;

•	the timing and success of new product introductions;

•	increases in the prices or decreases in the availability of the components we purchase;

•	price and product competition;

•	our ability to execute on our operating plan and strategy, including our plans to grow sales in the enterprise market and our plan to monetize software;

•	the timing and level of research and development expenses;

•	the mix of products sold;

•	changes in the distribution channels through which we sell our products and the loss of distributors or resellers;

•	our ability to maintain appropriate inventory levels and purchase commitments;

•	fluctuations in our gross margins and the factors that contribute to such fluctuations;

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the ability of our customers, distributors and resellers to obtain financing to purchase our products, especially during a period of global credit market disruption or in the event of customer, distributor, reseller, contract manufacturer or supplier financial problems;

•	uncertainty regarding our ability to realize benefits anticipated from our investments in research and development, sales and assembly activities;

•	delays in government requests for proposals for significant technology purchases;

•	changes in interest rates or foreign exchange rates;

•	changes in our financing and capital structures;

•	the uncertainties inherent in our accounting estimates and assumptions and the effect of changes in accounting principles;

•	changes in estimates of our revenue, income or other operating results published by securities analysts or changes in recommendations by securities analysts;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, strategic alliances or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions as well as those specific to the industry in which we operate.

The change in accounting estimate related to deferred revenue in fiscal 2014 significantly increased our revenue and gross margin for the third and fourth quarters of fiscal 2014 and throughout fiscal 2015. This change to our financial results may cause volatility in the value of our shares by increasing expectations when it is in place and creating disappointment among Shareholders when it is removed in the first quarter of fiscal 2016.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their share price. Litigation relating to share price volatility could result in additional substantial costs and further divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Because we are an Alberta corporation and the majority of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States.

We are an Alberta corporation with our principal place of business in Canada. A majority of our directors and officers and the auditors named herein are residents of Canada, and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States., or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our Shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Exchange Act, and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States, and disclosure with respect to our annual meetings will be governed by Canadian requirements. Section 132 of the ABCA provides that the directors of a corporation must call an annual meeting of Shareholders not later than 15 months after holding the last preceding annual meeting. Our most recent annual general and special meeting of Shareholders was held on August 7, 2014. In addition, our officers, directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our shares.

We currently do not intend to pay dividends on our Common Shares.

We have never declared or paid any cash dividend on our Common Shares. Our ability to pay dividends is restricted by covenants in our outstanding credit facilities and may be further restricted by covenants in any instruments and agreements that we may enter into in the future. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Investors seeking cash dividends should not purchase our Common Shares.

Future sales or issuances of our Common Shares or instruments convertible into Common Shares could lower our share price and dilute Shareholders’ voting power and may reduce our earnings per share.

We may issue and sell additional Common Shares in subsequent offerings. We may also issue additional Common Shares to finance future acquisitions. We cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on their market price. Sales or issuances of substantial amounts of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares. With any additional sale or issuance of Common Shares, Shareholders will suffer dilution to their voting power and may experience dilution in our earnings per share.

If securities or industry analysts do not publish research or reports about us, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, our share price could decline.

The market price of our Common Shares will be influenced by the research and reports that industry or securities analysts publish about us. If we cannot attract these analysts to cover us and publish reports on the

Company regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Common Shares or if our operating results or prospects do not meet their expectations, our share price could decline.

There could be adverse tax consequence for our Shareholders in the United States. if we are a passive foreign investment company.

Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company (“PFIC”), it could have adverse U.S. federal income tax consequences to U.S. shareholders, even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we have been or currently are a PFIC, we cannot assure that we will not be a PFIC in the future. U.S. investors in our Common Shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our Common Shares if we are considered to be a PFIC.

Additional Information

Additional information about the Company can be found on SEDAR at www.sedar.com, on EDGAR on www.sec.gov and on our website at www.smarttech.com.